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                     U.S. Securities and Exchange Commission

                             Washington, D.C. 20549

                                   FORM 10-SB

              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                                BUSINESS ISSUERS

        UNDER SECTION 12(d) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                            Basic Technologies, Inc.
                 ----------------------------------------------
                 (Name of Small Business Issuer in its charter)

              Colorado                                    84-1446622
     -------------------------------        ------------------------------------
     (State or other jurisdiction of        (I.R.S. Employer Identification No.)
     incorporation or organization)

     1026 West Main Street, #208A
            Lewisville, Texas                              75067
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(Address of principal executive offices)                 (Zip Code)

Issuer's telephone number, (972) 436-3789

Securities to be registered under Section 12(b) of the Act:

          Title of each class                   Name of each exchange on which
          to be so registered                   each class is to be registered

None
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Securities to be registered under Section 12(g) of the Act:

         Common Stock, $.00001 par value
         --------------------------------------------------------------
                                (Title of class)

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ITEM 1.  DESCRIPTION OF BUSINESS.

         (a)      BUSINESS DEVELOPMENT.

         Basic Technologies, Inc. (the "Company"), was organized under the laws of the State of Colorado on January 21, 1998. The Company was initially organized for the purpose of pursuing and completing a business combination with Yankee Development Corporation ("Yankee Development"), a Texas corporation engaged in the business of the acquisition and development of oil and gas ventures and related interests. The Company's executive offices are presently located at 1026 West Main Street, Suite #208, Lewisville, Texas 75067, and its telephone and facsimile numbers are (972) 436-3789 and (972) 219-1832, respectively. The Company's presence on the world wide web is accessible at the domain http://www.basictech.com and its related links.

         The Company received gross proceeds in the amount of $25,000 from the sale of a total of 25,000 shares of common stock, $.00001 par value per share (the "Common Stock"), in an offering conducted during the period from March to April 7, 1998, pursuant to Section 3(b) of the Securities Act of 1933, as amended (the "Act"), and Rule 504 of Regulation D promulgated thereunder.

         On April 23, 1998, the Company issued and sold, pursuant to that certain Acquisition Agreement and Closing Memorandum dated April 23, 1998, an aggregate of 5,305,625 newly-issued, restricted shares, constituting approximately 90% of the then outstanding shares, of the Company's Common Stock in consideration of the exchange therefor of all 1,000 outstanding shares of common stock, no par value per share, of Yankee Development owned of record and beneficially by the Shelton Voting Trust. Immediately following the "reverse acquisition" transaction, the Shelton Voting Trust, the former owner of Yankee Development, controlled approximately 90% of the outstanding shares of Common Stock of the Company and Yankee Development became a wholly-owned subsidiary of the Company. The transaction was accounted for under the purchase of assets, rather than the pooling of interests, method of accounting. Mr. Bryan L. Walker, the President, Chief Executive Officer and Chairman of the Board of Directors of the Company and the President and a director of Yankee Development and Simpco, Inc. ("Simpco"), also a 100%-owned subsidiary of the Company, is the trustee of the Shelton Voting Trust. (See Part I, Item 7. "Certain Relationships and Related Transactions" and Part II, Item 4. "Recent Sales of Unregistered Securities.")

         On October 16, 1998, the Company, together with Simpco, which was then unaffiliated with the Company, organized P & A Remediation, LLC (hereafter "PAR Texas"), a Texas limited liability company owned 99% and 1% by the Company and Simpco, respectively, for the purpose of engaging in the business of plugging oil wells, conducting environmental remediation of oil fields and salvaging the construction materials, pipe, steel tubulars and used oil field equipment for resale on the secondary market.

         The Company, effective as of January 15, 1999, issued and sold, in accordance with that certain Acquisition Agreement and Closing Memorandum dated effective January 15, 1999, a total of 850,000 newly-issued, restricted shares of Common Stock in consideration of the exchange therefor of all 10,000 outstanding shares of common stock, no par value per share, of Simpco. Simpco then became a wholly-owned subsidiary of the Company, in the transaction which was accounted for under the purchase of assets method. Prior to its acquisition by the Company effective as of January 15, 1999, Simpco was operating and approved by the responsible regulatory agencies of the states of Texas and Oklahoma to be engaged in the business of oil well plugging, REMEDIATION and salvage activities, which are now conducted by P & A Remediation. Since its acquisition by the Company, Simpco has acted solely in the capacity of referring business contacts; acting as agent in the state of Oklahoma; and as the owner and


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lessor to P & A Remediation, as the lessee, of the used oil field equipment owned by Simpco effective as of January 15, 1999, and subsequently acquired from unaffiliated third parties.

         On November 24, 1999, the Company organized P & A Remediation, LLC (hereafter "PAR Oklahoma"), an Oklahoma limited liability company, for the purpose of engaging in the business of plugging oil wells for industry and government in the state of Oklahoma, conducting environmental remediation of oil fields and salvaging the construction materials, pipe, steel tubulars and used oil field equipment for resale on the secondary market.

         On December 31, 1999, the Company organized Cyber Cities Technologies, Inc. (hereafter CCTECH), a wholly-owned Hawaii corporation, for the purpose of receiving and operating the assets of an unrelated third party and thereafter to engage in the business of providing regional Internet provider services and computer consulting operations from Honolulu, Hawaii.

         The Company, on March 16, 2000, issued and sold, in accordance with that certain Acquisition Agreement and Closing Memorandum dated effective December 31, 1999, a total of 979,232 newly-issued, restricted shares of Common Stock in the company, in consideration for the conveyance and transfer of certain selected assets listed in (i) that certain Acquisition Agreement and Closing Memorandum between the Company and Cyber City Honolulu, Inc., (hereafter CCHONO) an unaffiliated third party; (ii) that certain Bill of Sale dated December 31, 1999 from Cyber City Honolulu, Inc. to Cyber Cities Technologies, Inc.; and (iii) that certain Assignment dated December 31, 1999, from Cyber City Honolulu, Inc., to Cyber Cities Technologies, Inc. The stock for assets transaction was accounted for under the pooling of interests method.

         See (b) "Business of Issuer" immediately below for a description of the Company's current operations conducted through its subsidiaries: Yankee Development, Simpco, PAR Texas, PAR Oklahoma, and CCTECH, as well as future proposed activities.

         (b)      BUSINESS OF ISSUER.

GENERAL

         The Company serves as a holding company for three wholly-owned corporate subsidiaries, Yankee Development, Simpco, and Cyber Cities Technologies, and two limited liability companies, PAR Texas and PAR Oklahoma (hereafter collectively "P & A Remediation'). Yankee Development owns a working interest in proven, developed oil reserves on 2,300 acres in Tom Green County, Texas. Through P & A Remediation, the Company performs environmental remediation and salvage operations for the oil industry, and markets and sells construction materials, pipe, steel tubulars and used oil field equipment obtained from salvage operations or acquired for resale on the secondary market. Simpco owns certain reconditioned oil field equipment and vehicles that are leased to P & A Remediation for use in conducting oil field plugging, remediation and salvage activities. Cyber Cities Technologies provides high speed internet access for residential and business customers in Hawaii.

         Since its creation by the Company, PAR Oklahoma has acted solely in the legal capacity of a general contractor for oil well plugging and cleanup jobs for the company's operations in the state of Oklahoma. Simpco has acted solely in the capacity of the owner and lessor to PAR Oklahoma, as the lessee, of the used oil field equipment owned by Simpco; and as agent for the procurement of state bid contracts. Simpco which was a previously approved oil well cementer with the state of Oklahoma, has successfully bid on, and been awarded a number of bid contracts from the Oklahoma Corporation Commission to plug oil wells and clean up oil well sites. PAR Oklahoma, is the assignee of those bid contracts from Simpco. Subsequent to its creation, and


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doing business in Oklahoma as Simpco, PAR Oklahoma has acted in the business of engaging in the business of plugging oil wells for both government and industry, conducting environmental remediation of oil fields and salvaging the construction materials, pipe, steel tubulars and used oil field equipment for resale on the secondary market.

         Company management has decided to delay additional development and production of Yankee Development's oil reserves until such time as sufficient capital is raised to properly drill and complete the required number of wells to prove or disprove the field's reserve study. This could possibly mean the drilling of up to twenty (20) wells, at a total cost of up to $1,300,000. The results of drilling such wells can never be determined in advance. The industry has a history of unprofitable efforts resulting from dry holes, or commercial wells which fail to produce in quantities sufficient to provide an economic return. Yankee Development, since inception, has generated no revenues from the production of oil. No assurance can be given that Yankee Development will generate any revenues or achieve profitability from the production of the proven, developed reserves owned as of the date hereof or from oil and/or gas properties, if any, acquired in the future. Until that time, the Company intends to focus upon expanding P & A Remediation's environmental remediation and salvage business in the private sector and, in addition, to include the State of Texas' Railroad Commission; the Oklahoma Corporation Commission; and /or other government customers. Management believes that the Company can continue to exploit the numerous opportunities available because of the volatile nature of the domestic oil and gas industry to expand P & A Remediation's business and, additionally, acquire companies engaged in one or more aspects of the plugging, remediation and salvage business, as well as obtain producing and/or developed oil and/or gas properties. These opportunities include, but are not limited to,
(i) the availability of producing wells and field equipment at low or distressed prices; (ii) the availability for minimal compensation of a pool of highly-trained field and supervisory personnel because of industry layoffs;
(iii) the availability of heavy construction and oilfield equipment, and the businesses operating the same, at low or distressed prices; and (iv) increased environmental remediation and salvage business attributable to the increasing number of wells desired to be plugged, or required to be plugged at public expense because of abandonment by operators due to of the volatile nature of the domestic independent oil & gas industry; the depressed (unstable) price of crude oil; or because of environmental hazards.

         In the short term, the Company intends to develop a plan for internal growth for its wholly-owned subsidiary, Cyber Cities Technologies, Inc., (hereafter CCTECH) which services the consumers of the State of Hawaii with high speed Internet Access for residence and business uses. The assets were acquired from CCHONO, which was a regional Internet Service Provider located in a leased location in Honolulu, Hawaii. Prior to the asset acquisition by the Company, CCHONO was engaged in the provision of internet access and computer consulting to the regional Hawaii market for a period of three years. Cyber Cities Technologies, Inc., (CCTECH) is currently engaged in the growth of the existing regional market for dial up internet access, as well as the growth of Asynchronous Data Subscriber Line (ADSL), the newest high speed Internet Access technology, in the regional market.

         The Company is currently doing business as CYBER CITY HONOLULU and CYBER CITY MAUI, maintaining offices on the islands of Oahu and Maui. CCTECH also provides computer and internet commerce consultation services to businesses. A long term plan for nationwide internet service and a review of market opportunities available to the Company is currently in process by Company management.

         The Company plans to diversify its operations through the acquisition of companies engaged in businesses unrelated to the oil and gas business. The Company is not presently engaged in negotiations for the acquisition of any companies operating in industries unrelated to the Company's business.

         See below for a more detailed description of the Company's current operations, conducted through its subsidiaries, as well as how the Company addresses competitive business conditions, its position in the industry, and methods of operations that are designed to serve its targeted customers.

         The Company owns a tract of land containing five acres in Young County, Texas, on which a metal building is situated that was purchased from a non-affiliate on March 19, 1999, for


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a total purchase price of $12,500. The property is subject to that certain
Promissory Note Secured by Deed of Trust dated March 19, 1999, in the principal amount of $11,500, bearing interest at the rate of 10% per annum and payable in installments of approximately $245 per month commencing on May 1, 1999, and terminating on April 1, 2004.

         The Company leases four facilities used as oil field offices or salvage yards. One is located in Runnels County, Texas, at 11813 North Highway 83, on approximately five acres one mile north of Ballinger, Texas; one is located at 408 South Highway 79, on approximately three acres in the City of Olney, Texas; one is located at 505 Knox Street, on approximately five and one half acres in Young County, Texas; and the other is located at 208 East Modoc on leased railroad company land of approximately four acres in the City of Nowata, Oklahoma. With the exception of Ballinger, all lessors are unaffiliated with the Company. The Company rents the Ballinger facility on a month-to-month basis at a rate of $450 per month; the Young County facility at a monthly rental of $550 pursuant to a renewable lease with a purchase option; the Olney facility on a short term lease under an agreement to improve and maintain physical possession; and the Nowata facility is being acquired by the Company, from an unaffiliated company, under an asset purchase agreement for a total of $62,500.00, on which $2,500 was paid under a renegotiated agreement, with $20,000.00 due as soon as is possible, and the remaining $40,000 due December 31, 2000.

         The Company has assumed liability for two leases of offices from which the Company houses and operates its internet operations in the state of Hawaii. The main office of the Company is located in the City of Honolulu, Hawaii, at 2628 Ualena Street, Suite C, in an industrial office / warehouse area adjoining to and east of the Honolulu International Airport. The space is leased on a five year lease (currently in year three) for a monthly rental of $1300, from an unaffiliated company. The other leased location is on the island of Maui, in the city of Kahului, at 355 Hukilike, Suite 103, in an industrial office / warehouse area three miles west of the Kahului Airport. The space is leased on a five year term (currently in year two) from an unaffiliated company.

         The Company's executive offices are leased from an affiliate on a month-to-month basis at the rate of $250 per month.

YANKEE DEVELOPMENT CORPORATION (YANKEE)

         General. Yankee Development Corporation is a Texas corporation organized on December 31, 1997. As described above, the corporation was acquired by the Company in a reverse acquisition transaction consummated on April 23, 1998.

         Yankee Development owns a working interest in proven, developed oil reserves on 2,300 acres in western Texas known as the Yankee (Canyon Sand) Field Unit, MA., RRC No. 03215, of Tom Green County, Texas, as set forth in that certain Unit Agreement as recorded in Volume 405, Page 609 of the Deed Records of Tom Green County, Texas. The acquisition cost of $3,711,000 assigned to the reserves at the time of their acquisition in April 1998 represents the discounted net present value of net revenues, and was calculated based upon the then market price of $15.00 per each of 880,000 recoverable barrels of oil, less development and operating costs, discounted at a rate of 10%. The current market price of crude oil is approximately $25.00 per barrel, but the carrying value of the reserves will not be increased. These proved, developed oil reserves are Yankee Development's only significant assets. Management has decided to delay additional development and production of Yankee Development's oil reserves until such time as sufficient capital is raised to properly drill and complete the required number of wells to prove or disprove the field's reserve study. This could possibly mean the drilling of up to twenty (20) wells, at a total cost of up to $1,300,000. The results of drilling such wells can never be determined in advance. The industry has a history of unprofitable efforts resulting from dry



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holes, or commercial wells which fail to produce in quantities sufficient to provide an economic return. Yankee Development, since inception, has generated no revenues from the production of oil. No assurance can be given that Yankee Development will generate any revenues or achieve profitability from the production of the proven, developed reserves owned as of the date hereof or from oil and/or gas properties, if any, acquired in the future.

         Competition. With respect to Yankee Development's future acquisition of additional developed oil and/or gas properties, there are a large number of operators engaged in the exploration for and production of oil and gas and a correspondingly high degree of competition exists for desirable oil and gas prospects. Because of Yankee Development's operating history, limited to the company's acquisition of proven, developed oil reserves in western Texas to be further developed and produced in the future, Yankee Development may be at a severe competitive disadvantage in its ability to purchase prospects. The oil and gas industry is dominated by a number of large companies having financial resources far in excess of Yankee Development's resources. The principal means of competition for the acquisition of oil and gas leases are the payment of bonuses at the time of acquisition of leases and property, the payment of royalties from production, the amount of annual rental payments and the nature of requirements for exploration and production. Companies with greater financial resources, larger staffs, more sophisticated equipment and more extensive experience will be in a better position than Yankee Development to compete for oil and gas leases and properties. Additionally, the marketing of oil and gas, if any, found and produced by the company will be affected by a number of factors that are beyond Yankee Development's control, the exact nature of which cannot be accurately predicted. These factors include, but are not limited to, crude oil imports, the availability of adequate pipeline and other transportation facilities, the marketing of competitive fuels and other matters affecting the availability of a ready market, such as fluctuating supply and demand. In recent years, crude oil and natural gas prices have declined because of, among other factors, an oversupply in the world markets and decreased demand. In the past year, oil prices have significantly increased and then subsided somewhat. The recent volatility in the international energy markets points out the inherent risks in the industry.

         Regulation. The exploration for and production of oil and gas is generally subject to regulation by state regulatory authorities. In some states, the production of oil and gas is regulated by conservation laws and regulations, which set allowable rates of production, regulate the spacing of wells and thus control the number of wells that can be drilled in a given area and otherwise control the conduct of oil and gas operations. Further, Yankee Development's future drilling and production operations, if any, will be subject to state, Federal and local environmental protection regulations that may necessitate significant capital outlays that would materially affect the financial position and business operations of the company. Despite the retention of qualified engineers and operators, Yankee Development may be adversely affected by pollution and environmental laws that protect against waste, conserve natural resources and prevent pollution and damage to the environment, enacted by Federal, state and local agencies in jurisdictions in which the company operates. If any penalties or prohibitions were imposed on Yankee Development for violating such regulations, the company's operations could be adversely affected. Additionally, the production of oil and gas is subject to Federal regulation with regard to the imposition of land use controls, the amount of oil imported into the United States from other countries, taxation and other matters, that is complex and continuously changing. Legislation adopted by Congress in some respects emphasizes decreasing demand for, rather than increasing the supply of, oil and gas. Yankee Development cannot predict the nature and terms of any energy legislation that may be enacted by Congress in the future nor can the company be assured that any such legislation would not have an adverse affect upon its business. In addition, foreign countries establish prices and production quotas for petroleum products from time to time with the intent of reducing global oversupply and maintaining or increasing certain price levels. Management is unable to predict the effect, if any, such actions would have on the



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amount of, or the prices received for, oil and/or gas, if any, produced and sold from Yankee Development's wells.

         Title to Properties. Yankee Development believes it has satisfactory title to all of its material properties in accordance with standards generally accepted in the oil and gas industry. As is customary in the industry in the case of undeveloped properties, little investigation of record title is made at the time of acquisition. Investigations, including a title opinion of legal counsel, generally are made before commencement of drilling operations. To the extent title opinions or other investigations reflect title defects, Yankee Development, rather than the seller of undeveloped property, typically is responsible to cure any such title defects at the Company's expense. If the Company was unable to remedy or cure title defects of a nature such that it would not be prudent to commence drilling operations on the property, the Company could suffer a loss of its entire investment in such property. Yankee Development's properties are subject to customary royalty, overriding royalty, carried, net profits, working and other similar interests, liens incident to operating agreements, liens for current taxes and other burdens.

         Environmental Considerations. The exploration for, and development of, oil and gas involves the extraction, production and transportation of materials which, under certain conditions, can be hazardous or can cause environmental pollution problems. In light of the current interest in environmental matters, Yankee Development cannot predict what effect possible future public or private action may have on the business of Yankee Development. Yankee Development is continually taking actions it believes are necessary in its operations to ensure conformity with applicable federal, state and local environmental regulations. As of March 31, 2000, Yankee Development has not been fined or cited for any environmental violations which would have a material adverse effect upon capital expenditures, earnings, cash flows or the competitive position of Yankee Development in the oil and gas industry.

         Insurance Coverage. Yankee Development is subject to all the risks inherent in the exploration for, and development of, oil and gas, including blowouts, fires and other casualties. The Company maintains insurance coverage as is customary for entities of a similar size engaged in operations similar to that of Yankee Development, but losses can occur from uninsurable risks or in amounts in excess of existing insurance coverage. The occurrence of an event which is not insured or not fully insured could have an adverse impact upon Yankee Development's earnings, cash flows and financial position.

         Cautionary Statement Regarding Forward-Looking Statements. In the interest of providing the shareholders with certain information regarding Yankee Development's future plans and operations, certain statements set forth in this Form 10SB relate to management's future plans and objectives. Such statements are forward- looking statements within the meanings of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Although any forward-looking statements contained in this Form 10SB or otherwise expressed by or on behalf of Yankee Development are, to the knowledge and in the judgment of the officers and directors of Yankee Development, expected to prove true and come to pass, there can be no assurances that any of these expectations will prove correct or that any of the actions that are planned will be taken. Forward-looking statements involve known and unknown risks and uncertainties which may cause Yankee Development's actual performance and financial results in future periods to differ materially from any projection, estimate or forecasted result. There are a number of risks and uncertainties in the oil and gas industry.

         Volatility of oil and gas prices. It is impossible to predict future oil and gas price movements with certainty. Declines in oil and gas prices may materially adversely affect



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Yankee Development's financial condition, liquidity, ability to finance planned capital expenditures and results of operations. Lower oil and gas prices may also reduce the amount of oil and gas that Yankee Development can produce economically.

         Yankee Development's revenues, profitability, future growth and ability to borrow funds or obtain additional capital, as well as the carrying value of its properties, could be significantly affected by and / or dependent upon prevailing prices of oil and gas. Historically, the markets for oil and gas have been volatile, and they are likely to continue to be volatile in the future. Prices for oil and gas are subject to wide fluctuation in response to relatively minor changes in the supply of and demand for oil and gas, market uncertainty and a variety of additional factors that are beyond Yankee Development's control.

         Competition from larger, more established oil and gas companies. Yankee Development may encounter competition from other oil and gas companies in all areas of its operation, including the acquisition of exploratory prospects and proven properties. Yankee Development's competitors include major integrated oil and gas companies and numerous independent oil and gas companies, individuals and drilling and income programs. Many of its competitors are large, well-established companies with substantially larger operating staffs and greater capital resources than Yankee Development's and, in many instances, have been engaged in the oil and gas business for a much longer time than Yankee Development. Those companies may be able to pay more for exploratory prospects and productive oil and gas properties, and may be able to define, evaluate, bid for and purchase a greater number of properties and prospects than Yankee Development's financial or human resources permit. Yankee Development's ability to explore for oil and gas prospects and to acquire additional properties in the future will be dependent upon its ability to conduct its operations, to evaluate and select suitable properties and to consummate transactions in highly competitive environments.

         Risks of drilling activities. Yankee Development's success could be materially affected upon the success of a drilling program. Yankee Development 's future drilling activities may not be successful and, if drilling activities are unsuccessful, such failure will have an adverse effect on Yankee Development 's future results of operations and financial condition. Oil and gas drilling involves numerous risks, including the risk that no commercially productive oil or gas reservoirs will be encountered, even if the reserves targeted are classified as proved. The cost of drilling, completing and operating wells is often uncertain, and drilling operations may be curtailed, delayed or canceled as a result of a variety of factors, including unexpected drilling conditions, pressure or irregularities in formations, equipment failures or accidents, adverse weather conditions, compliance with governmental requirements and shortages or delays in the availability of drilling rigs and the delivery of equipment. Although Yankee Development has identified numerous drilling prospects, there can be no assurance that such prospects will be drilled or that oil or gas will be produced from any such identified prospects or any other prospects.

         Availability of capital is important to the Company's ability to grow. The acquisition of reserves is capital intensive, and funding for the costs of acquisition may be greater than the Company's cash flow can provide. As a result, additional financing may be required, and the availability or terms of any such additional financing cannot be assured. In the event sufficient capital resources are not available to the Company, it may negatively affect Yankee Development's flexibility in planning for and reacting to possible acquisition activities.

         Risks relating to the acquisition of oil and gas properties. The successful acquisition of producing properties requires an assessment of recoverable reserves, future oil and gas prices, operating costs, potential environmental and other liabilities and other factors. Such



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assessments are necessarily inexact and their accuracy inherently uncertain. In connection with such an assessment, Yankee Development will perform a review of the subject properties that it believes to be generally consistent with industry practices. This usually includes on-site inspections and the review of reports filed with various regulatory entities. Such a review, however, will not reveal all existing or potential problems, nor will it permit a buyer to become sufficiently familiar with the properties to fully assess their deficiencies and capabilities. Inspections may not always be performed on every well, and structural and environmental problems are not necessarily observable even when an inspection is undertaken. Even when problems are identified, the seller may be unwilling or unable to provide effective contractual protection against all or part of these problems. There can be no assurances that any acquisition of property interests by Yankee Development will be successful and, if an acquisition is unsuccessful, that the failure will not have an adverse effect on Yankee Development's future results of operations and financial condition.

         Hazards relating to well operations and lack of insurance. The oil and gas business involves certain hazards such as well blowouts; craterings; explosions; uncontrollable flows of oil, gas or well fluids; fires; formations with abnormal pressures; pollution; and releases of toxic gas or other environmental hazards and risks, any of which could result in substantial losses to Yankee Development. In addition, Yankee Development may be liable for environmental damages caused by previous owners of property purchased or leased by Yankee Development. As a result, substantial liabilities to third parties or governmental entities may be incurred, the payment of which could reduce or eliminate the funds available for exploration, development or acquisitions or result in the loss of Yankee Development's properties. While the Company believes that it maintains all types of insurance commonly maintained in the oil and gas industry, it does not maintain business interruption insurance. In addition, Yankee Development cannot predict with certainty the circumstances under which an insurer might deny coverage. The occurrence of an event not fully covered by insurance could have a materially adverse effect on Yankee Development's financial condition and results of operations.

         Future oil and gas production depends on continually replacing and expanding reserves. In general, the volume of production from oil and gas properties declines as reserves are depleted, with the rate of decline depending on reservoir characteristics. Yankee Development's future oil and gas production is, therefore, could be affected by and be highly dependent upon its ability to economically find, develop or acquire additional reserves in commercial quantities. Except to the extent Yankee Development acquires properties containing proved reserves or conducts successful exploration and development activities, or both, the proved reserves of Yankee Development will decline as reserves are produced. The business of exploring for, developing or acquiring reserves is capital-intensive. To the extent cash flow from operations is reduced, and external reserves of capital become limited or unavailable, Yankee Development's ability to make the necessary capital investments to maintain or expand its asset base of oil and gas reserves would be impaired. In addition, there can be no assurance that Yankee Development's future exploration, development and acquisition activities will result in additional proved reserves or that Yankee Development will be able to drill productive wells at acceptable costs. Furthermore, although Yankee Development's revenues could increase if prevailing prices for oil and gas increase significantly, Yankee Development's finding and development costs could also increase.

         Estimates of reserves and future cash flows are imprecise. Reservoir engineering is a subjective process of estimating underground accumulations of oil and gas that cannot be measured in an exact manner. Estimates of economically recoverable oil and gas reserves and of future net cash flows necessarily depend upon a number of variable factors and assumptions, such as historical production from the area compared with production from other producing areas, the assumed effects of regulations by governmental agencies, and



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assumptions concerning future oil and gas prices, future operating costs, severance and excise taxes, development costs and workover and remedial costs, all of which may in fact vary considerably from actual results. For these reasons, estimates of the economically recoverable quantities of oil and gas attributable to any particular group of properties, classifications of such reserves based on risk of recovery, and estimates of the future net cash flows expected from them prepared by different engineers, or by the same engineers but at different times, may vary substantially, and such reserve estimates may be subject to downward or upward adjustment based upon such factors. In addition, the status of the exploration and development program of any oil and gas company is ever-changing. Consequently, reserve estimates also vary over time. Actual production, revenues and expenditures with respect to Yankee Development's reserves will likely vary from estimates, and such variances may be material.


P & A REMEDIATION, LLC. (PAR TEXAS)

         General. P & A Remediation, LLC, is a Texas limited liability company organized on October 16, 1998, by the Company and Simpco, which own 99% and 1%, respectively, of the outstanding membership interests in the company. Prior to the acquisition of Simpco by the Company effective as of January 15, 1999, P & A Remediation was managed as a joint venture, with the Company contributing working capital and personnel and Simpco contributing management expertise and equipment. Since the acquisition of Simpco, most of Simpco's management members have become full-time employees of P & A Remediation. Further, P & A Remediation leases the oil field equipment used in its business operations from Simpco or unaffiliated third parties.

         PAR Texas' environmental remediation and salvage business involves the plugging of oil wells and the remediation and clean-up of oil fields in accordance with government rules and regulations applicable to the environment, and the salvage or purchase for resale on the secondary market of construction materials, pipe, steel tubulars and used and reconditioned oil field equipment. To the extent practicable, PAR Texas performs its services, including testing, threading and reworking of steel pipe recovered from the field, at the oil field salvage yards leased by the Company in Ballinger and Olney, Texas. Although PAR Texas desires to expand its customer base to include governmental agencies such as the State of Texas' Railroad Commission, the company's customers are presently limited to private and publicly-held oil and/or gas companies which are operators of oil wells and fields requiring PAR Texas's plugging, remediation and/or salvage services. The company's operations are presently limited to the north central and central west regions of Texas. Since the commencement of plugging business operations by PAR Texas in April 1999, as of March 31, 2000 the company's plugging activities (approximately 131 wells) have generated gross revenues from services approximating $480,107. In addition, aggregate gross revenues approximating $205,331 generated during the period from the date of the company's inception in October 1998 through March 2000, are attributable to resales by the company of used and reconditioned oil field equipment purchased for resale.

         PAR Texas employs two types of contractual arrangements, cash and salvage, in connection with its oil well plugging and remediation operations. Contractual arrangements are often verbal in nature and may be turnkey on specific oil wells or leases (groups of wells). Under the salvage type of contract, the Company receives as its compensation pipe and/or used oil well equipment mutually agreed upon by the parties. Revenue is recognized, and the pipe and/or equipment are included in inventory, based upon the applicable wholesale market prices of the items or the prices at which the items are purchasable for resale on the open market. These inventory items, whether received by PAR Texas as consideration for the performance of plugging and/or remediation services or purchased outright for purposes of resale, are resold to customers including, primarily, oil and construction companies. Typical cash payment arrangements for plugging a well involve a payment in the amount of a percentage of the total estimated cost of the job at the time that equipment is moved on site, with final payment due upon completion of the work and delivery of the certification document (RRC Form W-3) required to be filed with the Texas Railroad Commission. PAR Texas has experienced limited bad debts to date. Management attributes this to the fact that the company policy is to, only upon the receipt of final payment, deliver the cementing affidavits required to be filed by the operator with the Texas regulatory authority indicating that the well was properly plugged in accordance with applicable state regulations and specifications.

         The direct gross profit on the industry jobs presently being performed by PAR Texas is generally approximately 35%. Management believes that the gross profit margin on the same job, if performed for a government agency, could increase to 55%. If PAR Texas is able to obtain contracts from state agencies, the Company expects that payment would typically be received thirty days from the date of completion of the well(s) and all contract requirements, thus requiring that the Company have additional working capital to cover expenses before payment is received. PAR Texas is generally required to pay suppliers and subcontractors for pipe, equipment and other supplies and threading, refurbishing and other services on a cash on demand, or "COD", basis. Accordingly, should PAR Texas be successful in expanding its customer base to include government agencies, of which there is no assurance, its working capital may not be adequate to enable the company to continue in operation without the receipt of additional funding.

         The primary government customer targeted by the Company is the State of Texas' Oil Well Plugging and Cleanup Fund (the "Cleanup Fund"), because of the continuously increasing number of oil wells being added to the State of Texas' inventory of wells requiring state-funded remediation. The Cleanup Fund, which was enacted by Texas Senate Bill 1103 in 1991, created new sources of revenue and authorized the Railroad Commission of the State of Texas to use the funds for the purpose of plugging abandoned or environmentally undesirable oil and gas wells. Each Railroad Commission District Office prepares bid contracts, referred to as extended service contracts, which typically group twenty to forty abandoned and plug-ordered wells that are available for bid by the Company and others. Company management believes that the abandoned and inactive wells that are candidates for state-funded plugging number in the tens of thousands as of the date hereof. This calculation is based upon management's belief that there are, on average, ten oil or gas wells, known as "stripper wells," producing, on average, less than ten barrels of oil per day, per each of 12,500 operators registered with the Railroad Commission listed in the Commission's inventory of wells requiring state-funded remediation. Further, wells are added continuously at the rate of 250 per month in an order of priority based on the perceived risk to human health and the environment. The Dallas Morning News stated that there are "as many as 17,000 wells abandoned across the state today..." on June 6, 2000. The past few years decline in the world price of crude oil has created severe economic hardships for many small and medium sized operators with "stripper" production. Due to the economic position in which they have been placed, many operators voluntarily decided to shut-in or abandon their wells, or in the alternative, to not return to production after mechanical or equipment failure. The recent months' increase in prices has made some marginal production now economically vaible. Yet many operators lack financial resources to reopen their wells, and still others await longer term price stability before making decisions on reopening wells.

         In addition to the well plugging and clean-up operations, PAR Texas has the ability to serve industry in the oil well servicing business by utilizing the pulling machine equipment that the company has at its disposal, and other equipment that is available in the marketplace, if it has adequate working capital and can hire the necessary crews. Additional working capital would be required, because PAR Texas is generally required to pay suppliers for equipment and other supplies or services on a cash on demand, or "COD", basis. Accordingly, should PAR Texas be successful in expanding its customer base to include the industry well serving jobs, of which there is no assurance, its existing working capital may not be adequate to enable the Company to continue in operation without the receipt of additional funding.

         In addition to oil well plugging and clean-up operations, PAR Texas serves as a reseller of construction equipment, steel pipe and tubulars and select used and reconditioned oil field equipment. These items are either obtained from the company's salvage operations or purchased outright for resale on the secondary market. The company is currently planning to resume remediation work on a Conoco, Inc., 58-mile salvage project that involves the recovery of at least 150,000 feet of three and one-half to six inch structural pipe which the Company intends to resell for construction and other applications. Management believes, without assurance, that the price obtainable for the recovered pipe will range from $.80 to $1.50 per foot and that P & A Remediation will incur costs of approximately $.30 per foot to gather and remove the pipe and additional expense to straighten, clean and/or ready the pipe for resale. The number of individuals employed by PAR Texas has increased from four in November 1998 to approximately eighteen as of the date hereof.

         Competition. While PAR Texas has numerous competitors conducting plugging and pipe salvage operations in the north central and central west regions of Texas where it presently operates and a small number of capable oil well service and cementing businesses in various locations throughout the southwestern United States, the environmental remediation and salvage business is highly fragmented in general. That is, the business is characterized by a large number of companies which specialize in only one or a few, but not all, of the individual job service requirements. This requires an operator, at increased cost, to retain the services of a number of companies in order to complete the job of plugging a well. Further, management perceives many of its competitors to be undercapitalized. Accordingly, the Company's business plan involves the acquisition of related businesses and additional equipment and personnel so as to be capable of performing for the customer, on a turnkey basis and at reasonable cost, all of the individual job service requirements involved in the plugging of a single well. Company management believes that, should PAR Texas achieve its desired level of vertical integration, which could not be assured, the company would have a significant competitive advantage over its competitors. Achievement of this goal, however, depends upon the receipt by the Company of significant additional funding required to consummate the acquisition of, and operate, the acquired companies.

         Regulation. The oil well plugging and remediation operations of the Company in the State of Texas are subject to regulation by the Oil and Gas Division of the Railroad Commission of the State of Texas (the "Railroad Commission"). As early as 1899, the State of Texas has had laws requiring oil wells to be constructed with wrought iron or steel casing and to be plugged upon abandonment for the purpose of isolating oil and gas from fresh water formations. While the purpose of these early laws was to protect oil and gas fields from contamination by fresh water, the laws have been retained today for the opposite purpose, the protection of the environment from contamination by oil, gas and their byproducts. The Railroad Commission's Oil and Gas Division was created by statute in 1919 to regulate oil and gas exploration and production operations in the state's numerous oil and gas fields. In the 1960's, the Railroad Commission undertook the plugging, using limited state funds appropriated from general revenues, of certain wells abandoned by a Railroad Commission-registered operator because of insolvency, negligence or otherwise. In 1983, a new state-funded well plugging fund was established and, in 1991, additional authority and funding was obtained by the Railroad Commission to address the growing problem of abandoned oil fields. In 1992, the rules for plugging wells were amended, including the enactment of more stringent requirements for monitoring and testing older, inactive wells having greater potential for damaging the environment. At one time recently, the Railroad Commission's plugging fund had a backlog of in excess of 1,800 wells requiring plugging and was engaged in the review of seventy contaminated oil fields as candidates for state-funded remediation. Company management believes that the abandoned and inactive wells that are candidates for state-funded plugging number in the tens of thousands as of the date hereof. This calculation is based upon management's belief that there are, on average, ten oil or gas wells listed in the Railroad Commission's inventory of wells requiring state-funded remediation per each of 12,500 operators registered with the Railroad Commission. Further, wells are added continuously at the rate of 250 per month in an order of priority based on the perceived risk to human health and the environment. The Dallas Morning News stated that there are "as many as 17,000 wells abandoned across the state today..." on June 6, 2000.

SIMPCO, INC. (SIMPCO)

         General. Simpco, a Texas corporation, was acquired by the Company in a transaction effective as of January 15, 1999, as a result of which the Company issued and sold a total of 850,000 newly-issued, restricted shares of Common Stock in consideration of the exchange therefor of 100% of Simpco's outstanding shares of common stock. Additional consideration for the acquisition was the issuance of a promissory note for $110,000 payable to the Simpco shareholders, and the assumption of $75,000 in Simpco or Simpco shareholders debt. Simpco was engaged in oil and gas remediation operations prior to the effective date of its acquisition by the Company on January 15, 1999. Since that date, Simpco has ceased all ongoing operations except as procurement agent for state contracts for PAR Oklahoma, and as the owner and lessor to P & A Remediation, also wholly-owned subsidiaries of the Company, as the lessees, of the used oil field and construction equipment, including, but not limited to, pulling machines, trucks, trailers, bulldozers, wireline vehicles and specialty machined tools, valued at approximately $960,000 as of the effective date on January 15, 1999, of the Company's acquisition of Simpco.

         In addition to the equipment owned by Simpco on the date of its acquisition by the Company, Simpco leases to P & A Remediation other items of oil field and construction equipment acquired by the Company from unaffiliated third parties and assigned to Simpco subsequent to January 15, 1999. These items include a double triple workover rig, a cementing system, a water truck, a bulldozer, a wireline truck and all the specialty equipment necessary to cement oil wells, which are leased by the Company from Mr. Rodney W. Simpson (the uncle of Mr. Richard Simpson, a 8.21% shareholder of the Company) for a period of five years through March 17, 2004, pursuant to that certain Equipment Lease Agreement dated April 15, 1999. The lease provides for the payment of rental in the amount of $1,093 per month through March 17, 2002, and monthly rental payments in the amount of $818 commencing April 17, 2002, through March 17, 2004. Upon termination, or the earlier pay-off, of the lease, Simpco has the option to purchase the equipment for the sum of $10.00.

         In addition to the above-described equipment, in a separate transaction, Simpco received from the Company other items of specialty oil field and construction equipment that are directly related to and used in conjunction with a double pole (single tubing) workover rig and water truck purchased by the Company from a then-employee of a Company subsidiary, Eddie J. Gober, pursuant to the terms of that certain Promissory Note and Bill of Sale dated March 29, 1999. The $15,700 note provides for payments of $1,000 per month, including principal and interest, on the anniversary date until paid in full.

         In addition to the above-described equipment, in a separate transaction, Simpco received from the Company other items of specialty oil field equipment that are directly related to and used in conjunction with wire line truck and related equipment purchased by the Company from an unaffiliated person, Russell Auto Parts, pursuant to the terms of that certain Promissory Note and Bill of Sale dated April 12, 1999. The $8,000 note provides for payments of $500 per month, without interest, to start June 1, 1999 and thereafter monthly until paid in full. Monthly payments were made until January 1, 2000, when the holder of the note verbally agreed to alter the repayment terms of the original note to add three payments onto the end of the note and forgive the payments due in January, February, and March 2000, for and in consideration of the payment of $200 in fees, and the addition of interest to the then $4,500 balance at 10% for the balance of the term of the note. All other terms remained the same.

         In addition to the above-described equipment, Simpco purchased a 1996 Ford F 350 Crewcab pickup truck from an unaffiliated person under an installment contract and promissory note dated May 14, 1999, for the purchase price of approximately $19,596. The contract requires the payment of a total of $15,775 in monthly installments over a period of three years commencing June 25, 1999, at an interest rate of 10% per annum.

         In addition to the above-described equipment, Simpco received from the Company by assignment a 1995 Ford F350 Supercab pickup truck and a 1996 Ford F350 Crewcab flatbed truck, each of which was purchased from an unaffiliated person under promissory note and installment contracts. The purchase prices of the 1995 and 1996 Ford were approximately $17,995 and $19,657, respectively. The contract for the purchase of the 1995 Ford requires the Company's payment of a total of $15,000 in monthly installments over a period of three years commencing May 19, 1999, at an interest rate of 16.5% per annum. The contract for the purchase of the 1996 Ford requires the Company's payment of a total of $18,300 in monthly installments over a period of three years commencing December 16, 1999, at an interest rate of 17.5% per annum.

         In the aggregate, Simpco leases or has purchased, subject to promissory notes, a variety of equipment and vehicles from a number of unaffiliated third parties. The lease which contains a purchase option upon expiration, will expire March 17, 2004. The lease requires monthly payments of $1,093. The equipment and vehicle purchase notes are payable with the latest final payment due in December, 2002, bear interest between 10% and 17.5% annually, and require aggregate monthly payments of approximately $3,200. No single equipment lease or purchase is essential to the continuing operations of PAR; further, equipment and vehicles of the type subject to the leases and purchase notes are generally available in the marketplace.

         In addition to the above-described equipment, in multiple and separate transactions, Simpco has received from the Company various other items of specialty oil field and construction equipment that are directly related to and used in conjunction with the day to day operations of the Company and its subsidiaries.

         Competition. As Simpco's only business is the leasing of equipment and vehicles to affiliates, and as a contract procurement agent for affiliates, it is not a revenue-producing operation of the Company, and is not subject to competition.

         Regulation. As a lessor to affiliated companies only, the only regulations applicable to Simpco are vehicle licensing and weight requirements imposed by the states and the federal government.


P & A REMEDIATION, LLC. (PAR OKLAHOMA)

         General. P & A Remediation, LLC, (hereafter PAR Oklahoma) is an Oklahoma limited liability company organized on October 31, 1999, by the Company. Field management and support staff of Company operations in the state of Oklahoma are employed by PAR Oklahoma. PAR Oklahoma leases the oil field equipment used in its business operations from the Company, Simpco, or unaffiliated third parties.

         PAR Oklahoma's environmental remediation and salvage business involves the plugging of oil wells and the remediation and clean-up of oil fields in accordance with government rules and regulations applicable to the environment; as well as the salvage or purchase for resale on the secondary market of construction materials, pipe, steel tubulars and used and reconditioned oil field equipment. To the extent practicable, P & A Remediation performs its services, including testing, threading and reworking of steel pipe recovered from the field, at the oil field salvage yard purchased by the Company in Nowata, Oklahoma.

         Working from a newly acquired location on leased railroad company land, in December 1999, the Company, acting through Simpco, successfully bid on and, in January 2000, was awarded the initial bid contract on the first phase of the Oklahoma Corporation Commission's management of the clean up project on the north shores of Oologah Lake in Rogers County, Oklahoma. For a combined total of $72,900 the Company committed to properly plug eighty one (81) abandoned and purging oil wells within the confines of a forty two square mile site that has several thousand wells to plug according to published statements by EPA officials.

         Administered by the Oklahoma Corporation Commission, the United States Coast Guard, and the Environmental Protection Agency, according to published reports the well plugging project is the largest of its kind. To date more than eight hundred abandoned, unplugged wells have been identified within the area targeted by the project. Money from the Oil Spill Liability Trust Fund, a $50 million emergency response fund, will be used to finance the project. The fund, created by the Oil Pollution Act of 1990, is earmarked for cleaning up oil spills that are contaminating or threatening to contaminate the nation's waterways. Based upon EPA reports, Company management believes that the abandoned and inactive wells that are candidates for this project number in the thousands as of the date hereof, and that the project may have an effective life of five years and potentially as much as $16 million in revenue available. There can be no assurance that the project will continue, that the Company will win any of the contracts for the project, that the Company will have the resources to complete the work under any such contracts or that the Company, if it receives any such contracts, will be able to complete them profitably.

         PAR Oklahoma desires to expand its customer base to include private and publicly-held oil and/or gas companies which are operators of oil wells and fields requiring PAR Oklahoma's plugging, remediation and/or salvage services, throughout the state of Oklahoma. The company's operations are presently limited to the northeast regions of Oklahoma. Since the commencement of business operations by PAR Oklahoma in November, 1999, and the award of the first phase of the EPA project in January 2000, the company's activities have included the plugging of approximately 57 wells, and have earned approximately $50,000 of the accrued receivable on the first awarded contract (as of 3/31/00). Aggregate gross revenues of $26,600 generated during the approximate two month period from the date of the company's inception in October 1999 through December 1999, are attributable to resales by the company of used and reconditioned oil field equipment purchased for resale, and well service work performed for independent oil companies. Other than the initial EPA bid contract, the Company has been awarded other single well contracts from the OCC on jobs that are unrelated to the EPA cleanup project mentioned above. These state funded contracts have not been completed as of this date.

         PAR Oklahoma is paid for its services under the guidelines of the Oklahoma Corporation Commission, the United States Coast Guard, and the Environmental Protection Agency on the Oologah Lake project in Rogers County, Oklahoma. Payment for services performed for industry in the oil well service business will be on a strict invoice contract basis. Company management has the discretion on whether or not to establish credit arrangements with its oil well service customers, but generally the company policy is to get payment upon completion of work, thereby eliminating the possibility of credit loss.

         For anticipated plugging and clean up operations with private industry, PAR Oklahoma contemplates employing two types of contractual arrangements, cash and salvage, in connection with its oil well plugging and remediation operations, similar to its counterpart operating in the state of Texas.

         Though the Company intends to work for industry predominantly on a cash or payment due upon receipt invoice basis, there will arise situations that call for other contractual agreements. These contractual arrangements are sometimes verbal and may be turnkey on specific oil wells or leases (groups of wells). Under the salvage type of contract, the Company receives as its compensation pipe and/or used oil well equipment mutually agreed upon by the parties. Revenue is recognized, and the pipe and/or equipment are included in inventory, based upon the applicable wholesale market prices of the items or the prices at which the items are purchasable for resale on the open market. These inventory items, whether received by PAR Oklahoma as consideration for the performance of plugging and/or remediation services, or purchased outright for purposes of resale, are resold to customers including, primarily, oil and construction companies. Typical cash payment arrangements for plugging a well involve a payment in the amount of a percentage of the total estimated cost of the job at the time that equipment is moved on site, with final payment due upon completion of the work and delivery of the certification document (OCC Form 1003) required to be filed with the Oklahoma Corporation Commission. PAR Oklahoma has experienced no bad debts to date because its sole business activity has been working with the OCC on a government funded project. The Company has a strategy to minimize any bad debt exposure in its operations in Oklahoma. Only upon the receipt of final payment, does the Company deliver the cementing affidavits required to be filed by the operator with the Oklahoma regulatory authority indicating that the well was properly plugged in accordance with applicable state regulations and specifications.

         The geographic area typical of north east Oklahoma and southeast Kansas has a market of abandoned oil wells different (though in principle the same) from those that PAR Texas has encountered. Many of the wells drilled in this part of the United States were drilled with the technology of, and in the era of, the `oil boom' of the late 19th century. The producing horizon that is predominant in the area, and the horizon specifically encountered on the project mentioned, is significantly shallower that their counterparts in PAR TEXAS. Due to this profound difference, the kinds of equipment used in the region varies significantly from the Company's Texas operations. Much of the industry equipment that is not sufficiently heavy enough to work in the regions of Texas that PAR Texas works in, will work in the operations of Par Oklahoma. Due to this, and other factors, the direct gross profit on the industry jobs presently being performed by PAR Oklahoma, is generally approximately 55%. The gross profit margin on the same job, management believes, with no assurances, if performed for a government agency, could increase due to the volume of wells typically put into a bid package or the `emergency' time frame involved.

         The negative facet of working for government is the cash flow from operations. Payment would typically be received thirty days from the date of completion of the well(s), all contract requirements, and invoicing, thus requiring additional working capital to cover expenses before payment is received. PAR Oklahoma is generally required to pay suppliers and subcontractors for pipe, equipment and other supplies and threading, refurbishing and other services on a cash on demand, or "COD", basis. Accordingly, should PAR Oklahoma be successful in expanding its customer base to include government agencies, of which there is no assurance, its working capital may not be adequate to enable the company to continue in operation without the receipt of additional funding.

         For the specific project on the northern shores of Lake Oologah in Rogers County, Oklahoma, the Corporation Commission District Office prepares bid contracts, referred to as an `Invitation to Bid', which typically has grouped forty to one hundred abandoned and plug-ordered wells in an `Invitation to Bid', that is available for bid by the Company and others.

         In the normal day to day operations of the office, the Corporation Commission District Office also prepares bid contracts for single wells (or small packages of wells) that are plug-ordered, or `emergency' wells, that are available for bid by the Company and others. With the

Company operating in the area, on similar jobs within the project, PAR Oklahoma has the capability to expand its market with only marginal increases in operating costs if the Company had the working capital to acquire more equipment for state `emergency' well jobs. Additional working capital would also be required to fund expanded operations, because PAR Oklahoma is generally required to pay suppliers and subcontractors for equipment, other supplies and services on a cash on demand, or "COD", basis. Accordingly, should PAR Oklahoma be successful in expanding its customer base to include the `emergency' well jobs of government agencies, of which there is no assurance, its existing working capital may not be adequate to enable the Company to continue in operation without the receipt of additional funding.

         In addition to the well plugging and clean-up operations, PAR Oklahoma has the ability to serve industry in the oil well servicing business by utilizing the pulling machine equipment that the company has at its disposal, and other equipment that is available in the marketplace, if it has adequate working capital and can hire the necessary crews. Additional working capital would be required, because PAR Oklahoma is generally required to pay suppliers for equipment and other supplies or services on a cash on demand, or "COD", basis. Accordingly, should PAR Oklahoma be successful in expanding its customer base to include the industry well jobs, of which there is no assurance, its existing working capital may not be adequate to enable the Company to continue in operation without the receipt of additional funding.

         In addition to oil well plugging and clean-up operations, PAR Oklahoma serves as a reseller of construction equipment, steel pipe and tubulars and select used and reconditioned oil field equipment. These items are either obtained from the Company's parallel salvage operations or purchased outright for resale on the secondary market.

         The purchase of the location from which PAR Oklahoma operates afforded an opportunity to supplement purchased operations by the Company in Texas, and give the Company the capability to increase the market price of steel tubulars it handles by threading and testing its inventory before resale. In March of 1999, the Company purchased the physical assets of Jeffries Pipe & Supply in north central Texas. The assets were comprised of steel testing and threading equipment, the facility being one of three facilities available to the open industry market in southern Oklahoma and central and west Texas. The Company chose to dismantle the assets and move them to the Ballinger, Texas, yard location. The Nowata leased yard location has a fully equipped and functionally similar, though smaller, pipe threading facility. Use of this facility, along with the establishment of operations of the previously acquired equipment, will allow PAR Oklahoma and PAR Texas to work together in the marketing of steel tubulars that are acquired by the Company in its salvage operations.

         The Company will require additional investment and working capital to expand into this facet of its operations. PAR Oklahoma and PAR Texas are generally required to pay suppliers and subcontractors for pipe, equipment and other supplies and threading, refurbishing and other services on a cash on demand, or "COD", basis. Accordingly, should the Company be successful in expanding its customer base to include government agencies, of which there is no assurance, its working capital may not be adequate to enable the company to continue in operation without the receipt of additional funding.

         Competition. While PAR Oklahoma has numerous competitors conducting plugging and pipe salvage operations in the north east regions of Oklahoma and south west Kansas, where it presently competes, and a small number of very capable oil well service and cementing businesses in various locations throughout the southwestern United States, the environmental remediation and salvage business is highly fragmented in general. That is, the business is characterized by a large number of companies which specialize in only one or a few, but not all, of the individual job service requirements; thus requiring an operator, at increased cost, to retain the services of a number of companies in order to complete the job of plugging a well. Further, management perceives many of its competitors to be undercapitalized. Accordingly, PAR Oklahoma's business plan involves the acquisition of related businesses and additional equipment and personnel so as to be capable of performing for the customer, on a turnkey basis and at reasonable cost, all of the individual job service requirements involved in the plugging of a single well. Company management believes that, should PAR Oklahoma achieve its desired level of vertical integration, which could not be assured, the company would have a significant competitive advantage over its competitors. Achievement of this goal, however, depends upon the receipt by the Company of significant additional funding required to consummate the acquisition of, and operate, the acquired companies.

         Regulation. The oversight of oil well drilling, production, and plugging/remediation operations in the state of Oklahoma is a division of the Oklahoma Corporation Commission (the "OCC"). The Oil & Gas Conservation Commission has the mission statement `... to balance the rights of all parties, assist the domestic oil and gas industry, protect and preserve the environment, conserve the natural resources, and enforce the applicable rules and statutes of our state with the highest degree of honesty and integrity for the people we serve.' Like other states, in the late 19th century, the south west United States `oil boom' required oversight. Created by statute, the OCC was created to regulate oil and gas exploration and production operations in the state's numerous oil and gas fields. The Company is also subject to federal jurisdiction when operating within the confines of federal or Indian lands.

CYBER CITIES TECHNOLOGIES, INC. (CCTECH)

         General. Cyber Cities Technologies, Inc. (hereafter CCTECH), is a Hawaii corporation organized on December 30, 1999, by the Company, to operate the internet service assets in Hawaii that the Company acquired as of January 1, 2000, from Cyber City Honolulu, Inc (hereafter CCHONO).

         CCTECH is engaged in the service of an existing client base in the Hawaii regional internet service market. This client base of about 3,500 consists of approximately (a) 80% conventional residential dial up access accounts, (b) approximately 10% business access accounts, and (c) approximately 10% Asynchronous Data Subscriber Line (ADSL) access. CCTECH maintains two resellers of its services to the resellers' client base, which represents approximately 15% of the conventional dial up access customers. Prior to the consummation of the asset acquisition, CCHONO had been in business for three years in the Honolulu market and for one year in the Wailuku market on the island of Maui. For those three years, according to published company information, CCHONO experienced an average growth rate of 34% each year in gross revenue, while maintaining expense growth to 21% annually. Gross revenue for CCHONO for 1999 was approximately $ 425,000. CCHONO's limited capitalization and cash/banking position would not allow for it to take advantage of the increase in its market to fulfill the needed growth in the operation of the company.

         CCTECH uses two major Internet Access wholesalers, GTE Hawaiian Telephone, Inc. and AT&T Internet Access. It employs access equipment, leased to ensure the latest technology available to the consumer, to allow the client's computer to call for access on a local exchange. This equipment, originally leased from Ascend Communications, is presently provided by Lucent Technologies, Inc. (following the recent acquisition of Ascend Communications by Lucent Technologies, Inc). This equipment currently is state of the art and requires limited upgrading to service its regional market at this time. The growth pattern of this market is such that CCTECH is now capable of serving regional growth with negligible growth of expenses, through the substitution of new equipment leases in place of matured leases, resulting in increased profit. However, should CCTECH be successful in expanding its customer base significantly, of which there is no assurance, without sufficient equipment capacity upgrades, its working capital may not be adequate to enable the company to continue in operation without the receipt of additional funding. CCTECH distributes licensed software, from both Microsoft and Netscape, customized to provide the user with the easiest possible installation of the system settings.

         CCTECH offers computer consulting services to home and business network customers. These services represent a significant growth area for this business, as the traditional business client represents only approximately 10% of CCTECH's revenue. These services are provided to advise the client on the type of network to be developed, necessary security measures, type of equipment to be used, and, if necessary, to build the desired network for the customer. Internet web based work is performed in two ways. The first is the traditional small web page product which is performed in-house, and the second is the larger project requiring specialty work, such as e-commerce or extensive graphics work, which CCTECH sub-contracts to professional designers. One area of growing interest is the creation of Virtual Private Networking (VPN), which is one mechanism that allows a company to have telecommuting employees. This is done through the use of a provider, such as Cyber Cities Technologies, Inc., and ideally access such as Asynchronous Data Subscriber Line (ADSL), and the recommended network equipment on the client's site. Management believes that this type of access is the only platform currently available at commercially reasonable prices that allow the security necessary to meet the client's security needs.

         CCTECH offers both residential and business consumers an access connection referred to as Asynchronous Data Subscriber Line (ADSL). This type of access does not require the client computer or network to "Dial-up" the access network, but provides a continuous connection through the current phone line. This type of access has two major benefits to CCTECH's client base: one is the need for only one phone line, and the other is the high speed of the connection. This type of networking represents approximately 10% of the corporation's revenue and has grown to this point in less than 7 months, following the introduction of the product by GTE Hawaiian Telephone. GTE Hawaiian Telephone, Inc. is in the process of upgrading the remaining areas of the State of Hawaii to enable consumers to choose this alternative network connection. Most subscribers find that the convenience of continued use of the lone phone line while using their computer on the Internet has proven its worth. This is additionally an ideal solution for many of the businesses in Honolulu, where building infrastructure does not support the addition of any more phone lines. This solution, teamed with an aggressive Internet Service Provider, has enabled several businesses to free two or three of their existing phone lines that have been recently used for Internet Access. This area also represents a large target area for growth.

         Competition. While CCTECH has numerous competitors in its region of operations, it has several market advantages. With the pricing of its services, CCTECH's predecessor had a historical growth pattern in excess of its competition. According to published company information, since the beginning of Cyber City Honolulu, Inc. in 1996, there have been nine regional competitors created. None are in existence today. CCTECH's primary and largest competitor has been in the market for over twice the period and has begun expanding to the other islands during its latest fiscal year. While the primary regional competitors continue to experience moderate growth in the Hawaii market, few have experienced the historical growth of this operation. The single largest competitor in the market to the dial up regional Internet Service Provider is the cable modem system in use in Honolulu, by Oceanic Cable, a subsidiary of Time Warner, Inc. With availability limited to certain service areas, cost is a factor affecting cable services. With cost and required reliability comparable to the capabilities of the telephone system, consumer loyalty is dependent on reliability as well as speed. In the last half of 1999, consumers, both residential and business clients, have added security to the list of desires to keep loyalty. The only present solution for the required security is the Asynchronous Data Subscriber Line (ADSL) connection discussed earlier.

         Industry Regulation and Changes. While to date there has been no regulation of content or commerce utilizing the Internet, there are several potential changes that the industry may potentially feel. There are a number of Internet Service Providers (ISP's) that are engaged in the profitable area of Long Distance Telephony, which is presently not regulated in any fashion.

While there have been several attempts to classify these ISP's as Long Distance Carriers and Surcharge their services as are the Long Distance Phone Carriers, none have been successful at introducing any type of taxation to date. Additionally, currently there is no Federal or local taxation of the commerce conducted over the Internet.

EMPLOYEES AND CONSULTANTS

         Mr. Bryan L. Walker, the President, Chief Executive Officer and Chairman of the Board of Directors of the Company is also the President and a director of Yankee Development and Simpco; a vice president and director of Cyber Cities Technologies, and a manager of P & A Remediation, both the Texas & Oklahoma entities. He has approximately fifteen years of experience since 1984 as a consultant to various independent oil companies and travel consulting firms / agencies in the State of Texas.

         Mr. Richard C. Smith, the Treasurer, Chief Financial Officer and Member of the Board of Directors of the Company, is also the Treasurer and director of Yankee Development; the Secretary/Treasurer and director of Simpco; and the Chief Financial Officer, Secretary/Treasurer of Cyber Cities Technologies; and a manager of P&A Remediation, both the Texas & Oklahoma entities. He has approximately twenty nine years in public accounting and has been the Comptroller of several independent companies in the State of Texas.

         Mr. Michael L. Bacon, a Vice President and Member of the Board of Directors of the Company, serves as a Director and CEO and President of CCTECH. Mr. Bacon previously served as the Chairman of the Board of Directors and CEO of Cyber City Honolulu, Inc. from November 1996 until selected assets were acquired by Basic Technologies, Inc. Enlisting in May of 1980 and based in Honolulu, Mr. Bacon served the United States Navy as Assistant Engineer on various nuclear powered naval vessels from May 1980 until retirement May of 2000.

         Mr. Derek T. Smith, the Secretary and Member of the Board of Directors of the Company, has been employed by CSC Consulting Group since 1996, and currently as a principal consultant. CSC is a division of Computer Sciences Corporation, a public company located in El Segundo, California. From August 1994 through July 1996, he was employed as a senior consultant by Hogan Systems, Inc., a publicly-held consulting company with offices in Dallas, Texas, that was acquired by Computer Sciences Corporation in August 1996. Mr. Smith was employed, from January through July 1994, by the U.S. Small Business Administration as a senior loan officer, disaster relief. From October 1988 through May 1992, he was employed in the position of market cost analyst by Electronic Data Systems, Dallas, Texas.

         Mrs. Laura N. Walker, a Member of the Board of Directors of the Company, is also the Secretary of Yankee Development, and has approximately fifteen years of experience in the retail travel agency and travel consulting business. For the past twelve years, Ms. Walker has been a solo destination consultant dealing strictly in destinations within the islands of the state of Hawaii.

         As of the date hereof, the Company has twenty-two full-time employees and ten part-time employees. Of full time seven are engaged in administration, thirteen are engaged in operations, and two are engaged in marketing and sales. Of part-time employees, eight are engaged in operations and two are clerical in nature. Of said employees, all executive positions, including Messrs. Brian L. Walker and Richard C. Smith have been employed by the Company without cash compensation through the date hereof. See "Executive Compensation" below for a description of the equity ownership interests in the Company of all of its executive officers and directors, including Messrs. Walker and Richard C. Smith. None of the Company's employees are represented by a labor union. The Company has never had a strike or lockout and considers its employee relations to be good.

         (c)      REPORTS TO SECURITY HOLDERS

         General. The Company is not required to deliver an annual report to security holders, though the Company voluntarily sends an annual report, complete with audited financial statements to all interested parties in the Company.

         Commencing with the filing of this Form 10-SB, the Company will make periodic filings with the Securities and Exchange Commission as required by the commission's regulations. The public may read and copy any materials filed by the Company at the Commission's Public Reference Room at 450 Fifth Street, NW, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The Commission also maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically, such as the Company, at http://www.sec.gov. The Company also maintains current information at its website, http://www.basictech.com and its related links.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF PLAN AND RESULTS OF OPERATIONS.

         The following discussion and analysis should be read in conjunction with the financial statements and related notes included elsewhere in this Form 10-SB. This discussion contains forward-looking statements based on current expectations, which involve risks and uncertainties. Actual results and the timing of certain events could differ materially from the forward-looking statements as a result of a number of factors, including those referred to in Factors Affecting Future Operating Results.

         Overview

         The Company was founded in January 1998. Since then, by business combinations, we have established a presence in two diverse industries. In the environmental remediation and cleanup (oil well and field hazardous sites) industry, we entered by acquiring the assets and operations of a private company, and subsequently created two operating subsidiaries to take advantage of business and market opportunities. The retention as full-time employees of key management of the private company was pivotal to the natural development of the business' growth. We recently entered the internet and computer consulting business with the acquisition of a growing internet service provider (in Honolulu), which has a blended consumer dialup and business customer base.

         With adequate equipment and working capital financing, we are poised to become a significant provider of oilfield environmental remediation and cleanup services in the states of Texas and Oklahoma. With proper planning and financial backing, our internet presence can expand in hosting domain-based Web sites, and become a significant provider of high speed connectivity and enhanced services in the State of Hawaii. Expanding from this market focus (basic internet and high speed service) applications, such as electronic commerce and virtual private networks based on Internet communications links, could be brought to smaller population centers, and to small and medium sized businesses on the mainland US and Pacific Rim. As of December 31, 1999, on Oahu and Maui, the previous owner served approximately 3,500 customer accounts, including hosted Web sites and resellers, and had total revenue of approximately $450,000 for the year ended December 31, 1999.

         From the time of our inception, the Company has raised limited amounts of capital through the private placement and negotiation of short and intermediate term promissory notes, relying heavily on the monetary backing of key management and control persons. The Company has made no sale of debt and equity securities since its organizational funding of

$27,250. The Company's three major acquisitions, and the bulk of the Company's assets, have been acquired by the issuance of restricted common stock. The remainder of its asset acquisition has been funded through seller financing. The Company has used income from operations and loan proceeds from short term and stockholder notes to expand to its position today. We expect to use the proceeds of sales of debt and equity securities, through both public and private offerings, to further our strategic acquisition and investment strategy, and to fund our operations in all industries in which the Company operates.

Plan and Results of Operation

         The Company serves as a holding company for three wholly-owned corporate subsidiaries, Yankee Development, Simpco, and Cyber Cities Technologies, and two limited liability companies, PAR Texas and PAR Oklahoma (hereafter collectively "P & A Remediation"). Yankee Development owns a working interest in proven, developed oil reserves on 2,300 acres in Tom Green County, Texas. Through P & A Remediation, the Company performs environmental remediation and salvage operations for the oil industry, and markets and sells construction materials, pipe, steel tubulars and used oil field equipment obtained from salvage operations or acquired for resale on the secondary market. Simpco owns certain reconditioned oil field equipment and vehicles that are leased to P & A Remediation for use in conducting oil field plugging, remediation and salvage activities. Cyber Cities Technologies provides high speed internet access for residential and business customers in Hawaii.

         For the period from inception (January 21, 1998) through March 31, 2000, the Company had approximately $ 876,969 in total revenues and $ 364,585 in gross profit on sales, and operating expenses aggregating $ 611,605. As a result, the Company had a net loss in the amount of $(247,020), $.02 per share attributable to common stockholders.

         The Company proposes to increase its oil well plugging, remediation and salvage business in its current regions of operation in Texas and Oklahoma, and expand such operations to the States of Kansas and New Mexico. Management does not foresee Yankee Development's conducting additional development operations on its existing properties or exploring for oil and gas elsewhere, until sufficient capital is raised to prove the production capabilities of the field. The Company intends to pursue available opportunities in the oil and gas business, including the acquisition of additional proven, developed reserves, equipment and personnel, and to expand its business through the acquisition of businesses related and unrelated to the oil and gas business. If the Company is unable to generate sufficient revenue from operations, management intends to explore all available alternatives for debt and/or equity financing, including but not limited to private and public securities offerings.

         The Company proposes to create a world wide market distribution system for oil & gas tubulars, equipment, and related products under synergies with its internet subsidiary, utilizing the Company's presence on the World Wide Web and the Internet on its domain `oilfieldjunk.com'. Significant steps are being made by competitors in similar endeavors at the time of this writing. Because of understaffing in the oilfield equipment marketing department of the Company, and its corresponding lack of training in this relatively new marketing venue, the Company has decided to take the position to `wait and see' what the competition develops.

         The Company proposes to increase its core business of dial up internet service in its current regions of operation on Oahu and Maui, and expand such operations to the islands of Kauai and the Big Island of Hawaii. The Company plans to develop a national presence to make web page hosting and computer consulting available to customers world wide in the coming months and years.

         Comparability of Year-to-Year Results of Operations

         Due to the short period of Company existence, there are not comparable periods of financial and operating activity. The prior fiscal year ending June 30, 1999 consisted of only about four months of revenue-producing activities, preceded by an additional three months of start up activities. The interim financial statement as of March 31, 2000, presents only nine months of operating activity.

         Revenue

         The Company's revenues are limited, as of the date hereof, to those generated by CCTECH in its business of internet service provider in Honolulu, Hawaii; and from P & A Remediation from oil well plugging, remediation and salvage operations in the states of Texas and Oklahoma. Limited revenues have been realized from oil or gas production from company acquired producing oil & gas leases.

         Most of the internet service provider revenue is received from customers who purchase basic internet service, hosting products, high-speed Internet connectivity, and other enhanced value Internet services. The Company hopes to offer a broad range of connectivity options to its customers including dedicated, digital subscriber lines, integrated services digital network, frame relay and dial-up connections. Connectivity customers typically sign a contract for one year of service and pay fixed, recurring monthly service charges plus a one-time setup fee under those agreements. These charges vary depending on the type of service, the length of the contract and local market conditions. Web hosting customers typically pay fixed, recurring monthly service charges plus a one-time setup fee. These charges vary depending on the amount of disk space and transit required by the customer.

Other potential enhanced services include:

     - e-commerce;

     - virtual private networks permitting our customers to engage in private and secure Internet communication with their employees, vendors, customers and suppliers;

     - security services;

     - co-location services, which include leased space, connectivity and support services in specialized facilities for customers that wish to place their own equipment and software in our secure, controlled facilities;

     - consulting; and,

     - the sales of equipment and customer circuits.

         Revenue for all products is recognized as the service is provided. Amounts billed relating to future periods are recorded as deferred revenue and amortized monthly as services are rendered.

         Revenue is generated from two types of contractual arrangements, cash and salvage, in connection with its oil well plugging and remediation operations. Under the salvage type of contract, the Company receives as its compensation pipe and/or used oil well equipment mutually agreed upon by the parties. Revenue is recognized, and the pipe and/or equipment are included in inventory, based upon the applicable wholesale market prices of the items or the prices at which the items are purchasable for resale on the open market. These inventory items, whether received by P & A Remediation as consideration for the performance of plugging and/or remediation services or purchased outright for purposes of resale, are resold to customers including, primarily, oil and construction companies.

         The direct gross profit on the industry jobs presently being performed by PAR Texas is generally approximately 35%. Management believes that the gross profit margin on the same job, if performed for a government agency, could increase to 55%. If PAR Texas is able to obtain contracts from state agencies, the Company expects that payment would typically be received thirty days from the date of completion of the well(s) and all contract requirements, thus requiring that the Company have additional working capital to cover expenses before payment is received. P & A Remediation is generally required to pay suppliers and subcontractors for pipe, equipment and other supplies and threading, refurbishing and other services on a cash on demand, or "COD", basis. Accordingly, should P & A Remediation be successful in expanding its customer base to include government agencies, of which there is no assurance, its working capital may not be adequate to enable the company to continue in operation without the receipt of additional funding.

         The Company's plan calls for the primary government customer targeted by the Company to be the State of Texas' Oil Well Plugging and Cleanup Fund (the "Cleanup Fund"), because of the continuously increasing number of oil wells being added to the State of Texas' inventory of wells requiring state-funded remediation. Company management believes that the abandoned and inactive wells that are candidates for state-funded plugging number in the tens of thousands as of the date hereof. This calculation is based upon management's belief that there are, on average, ten oil or gas wells, known as "stripper wells," producing, on average, less than ten barrels of oil per day, per each of 12,500 operators registered with the Railroad Commission listed in the Commission's inventory of wells requiring state-funded remediation. Further, wells are added continuously at the rate of 250 per month in an order of priority based on the perceived risk to human health and the environment. The Dallas Morning News stated that there are "as many as 17,000 wells abandoned across the state today..." on June 6, 2000.

         In addition to oil well plugging and clean-up operations, PAR Texas serves as a reseller of construction equipment, steel pipe and tubulars and select used and reconditioned oil field equipment. These items are either obtained from the company's salvage operations or purchased outright for resale on the secondary market. The company is currently planning to resume remediation work on a Conoco, Inc., 58-mile salvage project that involves the recovery of at least 150,000 feet of three and one-half to six inch structural pipe which the Company intends to resell for construction and other applications.

         Cost of Sales and Services

         Cost of internet service consists primarily of local telecommunications expense. Local telecommunications expense is primarily the cost of transporting data between a customer's place of business, and the Company's local points of presence as gateway to the internet. Customer's cost of service also includes internet access expense and the cost of equipment sold to customers.

         Cost of oilfield remediation services consist principally of direct labor; contracted services; and in-hole material (cement, drilling gel, and water) and equipment supplies.

         Cost of sales consists of the purchased cost or earned cost of oilfield pipe and equipment that has been sold.

         General and Administrative Expenses

         General and administrative expenses consist primarily of salaries, rent and utilities. Such expenses also include the expenses of general management, technical labor, customer care and accounting.

         General and administrative expenses are expected to continue to increase in absolute dollars, but decrease as a percentage of total revenue as revenue growth continue can outpace general expenses.

         Both the internet operations and the oilfield remediation operation have the opportunity to acquire scalable systems that can limit the number of additional personnel and the need for additional office space to support incremental revenue. The company expects these systems will result in the ability to add significant additional revenue at low incremental costs. Although we expect to continue to reduce our operating losses as a percentage of revenue, there can be no assurance that we will be able to do so, or that the rate of any reduction in losses will be as rapid as we expect.

Depreciation and Amortization

         Depreciation is provided over the estimated useful lives of assets ranging from three to fifteen years using the straight-line method. The excess of cost over the fair value of net assets acquired, or goodwill, is amortized using the straight-line method over a ten-year period. Debt issuance costs are amortized over the life of the debt. Additional acquisitions and investments are expected to cause depreciation and goodwill amortization to increase significantly in the future.

Other expenses

         Other expenses consist primarily of interest expense.

Liquidity and Capital Resources

         Our business strategy has required, and is expected to continue to require, substantial capital to fund acquisitions, working capital, capital expenditures, and interest expense.

         As of March 31,2000, the Company had approximately $28,000 in cash and cash equivalents and $120,000 in current receivables.

         We also have significant debt service requirements. At March 31, 2000, our secured liabilities were $593,000 and the expected annual interest expense associated with it is approximately $50.000. The interest expense and principal repayment obligations associated with our debt could have a significant effect on our future operations.

         Our anticipated expenditures are inherently uncertain and will vary widely based on many factors including operating performance and working capital requirements, the cost of additional acquisitions and investments, the requirements for capital equipment to operate our business and our ability to raise additional funds. Accordingly, we may need significant amounts of cash in excess of our plan, and no assurance can be given as to the actual amounts of our future expenditures. We will have to increase revenue without a commensurate increase in costs to generate sufficient cash to enable us to meet our debt service obligations. There can be no assurance that we will have sufficient financial resources if operating losses increase or additional acquisition or other investment opportunities become available.

         We expect to meet our capital needs for the next 3 months with cash on hand and operating cash flow, and beyond 3 months, with the proceeds from the sale or issuance of capital stock, lease financing and additional debt. We regularly examine financing alternatives based on prevailing market conditions and expect to access the capital markets from time to time based on our current and anticipated cash needs and market opportunities. Over the longer term, we will be dependent on obtaining positive operating cash flow and, to the extent cash flow is not sufficient, the availability of additional financing, to meet our debt service obligations. Insufficient funding may require us to delay or abandon some of our planned future expansion or expenditures, which could have a material adverse effect on our growth and ability to realize economies of scale.

Forward-Looking Statements

         The statements included in the discussion and analysis above that are not historical or factual are "forward-looking statements" (as that term is defined in the Private Securities Litigation Reform Act of 1995). The safe harbor provisions provided in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, apply to forward-looking statements made by the Company. These statements can be identified by the use of forward-looking terminology such as "believes," "expects," "may," "will," "should," or "anticipates" or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy that involve risks and uncertainties. Management cautions the reader that these forward-looking statements addressing the timing, costs and scope of our acquisition of, or investments in, existing affiliates, the revenue and profitability levels of the affiliates in which we invest, the anticipated reduction in operating costs resulting from the integration and optimization of those affiliates, and other matters contained herein or therein from time to time regarding matters that are not historical facts, are only predictions. No assurance can be given that future results indicated, whether expressed or implied, will be achieved. While sometimes presented with numerical specificity, these projections and other forward-looking statements are based on current expectations and a variety of assumptions relating to our business, which, although we consider them reasonable, may not be realized. Because of the number and range of the assumptions underlying our projections and forward-looking statements, many of which are subject to significant uncertainties and contingencies that are beyond our reasonable control, some of the assumptions will not materialize and unanticipated events and circumstances may occur subsequent to the date of this report. Therefore, our actual experience and results achieved during the period covered by any particular projections or forward-looking statements may differ substantially from those projected.

Financial Condition, Capital Resources and Liquidity

         At March 31, 2000, the Company had assets totaling $5,477,745 including current assets in the amount of $378,991, fixed assets, including land, building and equipment (less accumulated depreciation) in the amount of $1,305,736 and $3,793,018 in other assets (primarily proved, developed oil reserves). Since the Company's inception, it has received $27,250 in cash contributed as consideration for the issuance of shares of Common Stock.


ITEM 3.           DESCRIPTION OF PROPERTY.

Oil Development Projects and Acquisitions
Company Reserves, Production and Discussion

         The following discussion of the Company's properties and potential capital projects contains forward-looking statements that are based on current expectations, estimates and projections about the oil and gas industry, management's beliefs and assumptions made by management. Words such as "projects," "believes," "expects," "anticipates," "estimates," "plans," "could," variations of such words and similar expressions are intended to identify such forward-looking statements. Please refer to the section entitled "Cautionary Statement Regarding Forward-Looking Statements" under Items I. & 2. for a discussion of factors which could affect the outcome of the forward-looking statements.

Oil Reserves

         The Company owns a working interest in proven, developed oil reserves on approximately 2,300 acres in western Texas known as the Yankee (Canyon Sand) Field Unit, MA., RRC No. 03215, of Tom Green County, Texas, as set forth in that certain Unit Agreement as recorded in Volume 405, Page 609 of the Deed Records of Tom Green County, Texas. The acquisition cost of $3,711,000 assigned to the reserves at the time of their acquisition in April 1998 represents the discounted net present value of net revenues, and was calculated based upon the then market price of $15.00 per each of 880,000 recoverable barrels of oil, less development and operating costs, discounted at a rate of 10%.

Future Plans

         With a continuation of the current world market and pricing for crude oil, the Company plans to initiate a plan to raise sufficient capital to properly drill and complete the required number of wells to prove or disprove the Company's field's reserve study. This could possibly mean the drilling of up to twenty (20) wells, at a total cost of up to $1,300,000. The results of drilling such wells can never be determined in advance. The industry has a history of unprofitable efforts resulting from dry holes, or commercial wells which fail to produce in quantities sufficient to provide an economic return. Yankee Development, since inception, has generated no revenues from the production of oil. No assurance can be given that Yankee Development will generate any revenues or achieve profitability from the production of the proven, developed reserves owned as of the date hereof or from oil and/or gas properties, if any, acquired in the future.

Average Sales Prices and Production Costs

The Company has not produced its sole producing property long enough to establish average costs against its approximate income of $2,500 fiscal year to date.

Productive Oil and Gas Wells

The following table summarizes the productive oil and gas wells as of March 31, 2000 attributable to the Company's direct interests. Productive wells are producing wells and wells capable of production.

         Productive Wells - Grace Bell Lease, Archer County, Texas

         Oil                                                  2
         Gas                                                  0

Oil and Gas Acreage
Proved Reserve Quantities

The following sets forth the undeveloped and Proven Developed Oil Reserves leasehold held directly by the Company as of March 31, 2000. Proved Developed Oil Reserves is acreage offsetting acreage which is spaced or assignable to productive wells within a known productive strata supported by geological and production analysis and /or study. This undeveloped acreage is acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and gas.

         a.       Proven Developed Oil Reserves acreage       1120 acres
                  Yankee Unit, Tom Green County, Texas        2358 acres total

         b.       Proven Developed Oil Reserves acreage       4 acres
                  Grace Bell Lease, Archer County, Texas      8 acres total

Drilling Activity

The Company has not had drilling activity on its owned properties.

Locations

         The Company has eight locations, including (i) its leased executive offices located at 1026 West Main Street, #208, Lewisville, Texas 75067; (ii) a five-acre tract of land located in Young County, Texas, on which a metal building is situated; (iii) a leased building situated on three and one half acres in the City of Olney, Texas; (iii) a leased yard location situated on five and one half acres in Young County, Texas, known also as 505 Knox Street, Olney, Texas; (v) a leased building situated on five acres north of Ballinger, Texas, used by Simpco prior to its acquisition by the Company; (vi) a purchased leasehold facility, including three buildings and a pipe threading and testing facility on leased railroad land in the City of Nowata, Oklahoma; (vii) a leased office location of approximately fifteen hundred (1,500) square feet, located upstairs in an industrial building at 2628 Ualena Street, Suite C, Honolulu, Hawaii 96819; and (viii) a leased office location of approximately eight hundred
(800) square feet, located downstairs with retail front in an industrial building at 355 Hukilike Street, Suite 103, Kahului, Maui, Hawaii 96732. The Ballinger and Olney facilities are presently used by PAR Texas for its oil well plugging, remediation and salvage operations. The Nowata facilities are presently used by PAR Oklahoma for its oil well plugging, remediation and salvage operations. The Honolulu and Kahului, Maui, facilities are presently used by CCTECH for its internet service provider and computer consulting operations. The Company anticipates that these facilities will be adequate for its foreseeable future needs.

         The executive offices of the Company are comprised of approximately 300 square feet of space in the DFW Metroplex located in Lewisville, Texas, approximately ten miles north of the Dallas/Fort Worth International Airport. The space has been rented from an affiliate of the Company on a month-to-month basis at the rate of $250 per month since July 1, 1999.

         The Company owns a tract of land containing five acres located within the Texas Emigration and Land Company Survey No. 178, Abstract No. 425, in Young County, Texas, immediately north of State Highway No. 79. A fenced-in, metal building, comprised of approximately 1,600 square feet in sound structural and functional condition, is situated on the property. The acreage and facility were purchased by the Company from a non-affiliate on March 19, 1999, for a total purchase price of $12,500. The property is subject to that certain Promissory Note Secured by Deed of Trust dated March 19, 1999, in the principal amount of $11,500, payable in installments of approximately $245 per month commencing on May 1, 1999, and terminating on April 1, 2004. The note bears interest at the rate of 10% per annum. In the opinion of management of the Company, the facilities are adequately covered by insurance. P & A Remediation presently uses the land and building for storing equipment.

         The Company leases a yard comprised of approximately five acres and office building situated thereon located one to two miles north of Ballinger, Texas, on U.S. Highway 83 (also known as 11816 U.S. Highway North). The Company uses the acreage and facilities for remediation and salvage activities. The property is leased from Mr. Richard Simpson, an affiliate of the Company, for annual rent in the amount of $5,400 payable in monthly installments of $450 to Mr. Steve Simpson or other assignee of Mr. Richard Simpson. Although the lease term expired on October 31, 1999, Company management believes, without assurance, that it will be possible to renew the lease on terms acceptable to management because Mr. Richard Simpson, the lessor, is an affiliate of the Company.

         The Company leases a house and lots on approximately five and one-half acres located at 505 Knox Street, Olney, Texas, which it uses as an oilfield salvage yard. The yard was originally leased from a non-affiliate for a period of one year through November 30, 1999, at an annual rent of $6,600 payable in monthly installment of $550 each. The lease was renewable for a period of one year; at the expiration of which year the Company has the option to purchase the property. By continuing rental payments, the Company novated the agreement and renewed the lease on the Olney yard for the additional one-year period provided. Management believes that the terms for renewal are comparable to those available for the lease of comparable facilities in the surrounding Olney area.

         On a short term lease, the Company leases an office building and shop facility on approximately three and one-half acres located at 480 South Highway 79, Olney, Texas, which it used as a base of operations from July 1999 up to January 2000, when the facility was closed pending the establishment of full scale operations in the Company's Nowata, Oklahoma, yard. The yard is leased from a non-affiliate for the consideration of general maintenance and improvement of the leasehold estate and premises. The agreement is renewable for an undetermined period of time. The Company has received a verbal agreement and option to purchase the property, for $60,000 USD. The Company intends to renew and maintain the lease on the Olney yard for the period provided. Management believes that the terms for renewal are significantly below market to those available for the lease of comparable facilities in the surrounding Olney area.

         The Company has negotiated the purchase of the leasehold estate which includes two buildings and a pipe threading and testing facility, located on leased railroad land within the City of Nowata, Oklahoma. The former pipe dealer and supply store located at 208 East Modoc, Nowata, Oklahoma 74048, is being acquired by the Company under an asset purchase agreement for a total of $62,500 which was due $10,000 January 1, 2000, $10,000 due March 1, 2000, and $40,000
due December 31, 2000, from an unaffiliated company. Subsequently, the company has paid $2,500 under a renegotiated agreement, with $20,000 due as soon as is possible, and the original $40,000 due December 31, 2000.

         The Company leases office space of approximately fifteen hundred (1,500) square feet, located upstairs in an industrial building at 2628 Ualena Street, Suite C, Honolulu, Hawaii 96819. The space is leased from a non-affiliate for a period of five years from January 1997 through December 31, 2001, at an annual rent of $15,600 payable in monthly installment of $1,300 each. The lease does not have renewal provisions in the agreement, but the Lessor has indicated its willingness to renew at market rates and terms. Management believes that the terms of the lease and subsequent renewal are comparable to those available for the lease of comparable facilities in the surrounding Honolulu area.

         The Company leases retail front office space of approximately eight hundred (800) square feet, located downstairs with retail front in an industrial building at 355 Hukilike, Suite 103, Kahului, Maui, Hawaii 96732. The space is leased from a non-affiliate for a period of five years from May 1998 through April 30, 2003, at a floating (based on CAM) annual rent of $12,000 payable in monthly installment of $1,000 each. The lease does not have renewal provisions in the agreement, but the Lessor has indicated its willingness to renew at market rates and terms.

Management believes that the terms of the lease and subsequent renewal are comparable to those available for the lease of comparable facilities in the surrounding Honolulu area.

         The Company's current investment policy with respect to real estate is to purchase in fee simple 100% of the interest in a particular real property that is expected to be useful to the Company as a site on which to conduct business operations. Accordingly, the Company's primary purpose for investing in real estate is not the realization of capital gain or income, although it is possible that such benefits may be realized. There are no limitations on the percentage of assets which may be invested in any one investment, or type of investment, and such policy may be changed without a vote of the Company's shareholders.


ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

         The following table sets forth certain information regarding the ownership of the Company's Common Stock as of March 31, 2000 by each shareholder known by the Company to be the beneficial owner of more than 5% of its outstanding shares of Common Stock, each director and all executive officers and directors as a group. Under the General Rules and Regulations of the Securities and Exchange Commission (the "Commission"), a person is deemed to be the beneficial owner of a security if such person has or shares the power to vote or direct the voting, or dispose or direct the disposition, of such security. Accordingly, more than one person may be deemed to be a beneficial owner of the same securities. Unless otherwise indicated by footnote, each of the shareholders named in the table has sole voting and investment power with respect to the shares of Common Stock beneficially owned.

                                                                           SHARES                      PERCENTAGE
                                                                        BENEFICIALLY                        OF
             BENEFICIAL OWNER                                             OWNED (1)                     CLASS (1)
--------------------------------------------                            ------------                   ----------
Bryan L. Walker (2)                                                       5,505,625(5)                   70.95%
1026 West Main Street, Suite #208
Lewisville, Texas 75067

Laura N. Walker (3)                                                       5,505,625(6)                   70.95%
8505 Freeport Parkway North, Suite #141
Irving, Texas  75063

Shelton Voting Trust                                                      5,305,625(7)                   68.37%
1026 West Main Street, Suite #208
Lewisville, Texas 75067

Cyber City Honolulu, Inc                                                    979,232(8)                   12.61%
2628 Ualena Street, Suite C
Honolulu, Hawaii  96815

Richard Simpson                                                             637,500(9)                    8.21%
P.O. Box 4881
County Road 261
Zephyr, Texas  76890

Richard C. Smith (2)                                                         73,000(10)                   0.94%
1026 West Main Street, Suite #208
Lewisville, Texas  75067

Derek T. Smith (4)                                                           15,000(11)
14608 Lakecrest Drive
Addison, Texas  75244

All executive officers and directors                                      5,593,625                      72.10%
as a group (four persons)

------------------

         (1) Represents the number of shares of Common Stock owned of record and beneficially by each named person or group, expressed as a percentage of 7,759,857 shares of the Company's Common Stock issued and outstanding as of March 31, 2000.

         (2) Executive officer and member of the Board of Directors of the Company, Yankee Development, Simpco, Cyber Cities Technologies; and a Manager of P&A Remediation.

         (3) Member of the Board of Directors of the Company; executive officer of Yankee Development.

         (4) Executive officer and member of the Board of Directors of the Company.

         (5) Includes 5,305,625 shares of Common Stock owned of record by the Shelton Voting Trust, of which Mr. Walker is the trustee, and 100,000 shares of Common Stock owned of record by each of Mr. Walker and Ms. Laura N. Walker, Mr. Walker's spouse.

         (6) Includes 5,305,625 shares of Common Stock owned of record by the Shelton Voting Trust, of which Mr. Walker is the trustee, and 100,000 shares of Common Stock owned of record by each of Mr. Walker and Ms. Walker.

         (7) Because Mr. Walker is the trustee of the Shelton Voting Trust, beneficial ownership of the shares of Common Stock owned of record by the trust is attributable to him and Ms. Walker, his spouse, under the applicable General Rules and Regulations of the Commission.

         (8) Includes 979,232 shares of Common Stock owned of record by the corporation.

         (9) Includes 212,500 shares of Common Stock owned of record by each of the Simpco Trust #1, the Simpco Trust #2 and the Simpco Trust #3 (collectively, the "Simpco Trusts" and, individually, a "Simpco Trust"), of which Mr. Simpson is the trustee.

         (10) Includes 30,000 shares of Common Stock owned of record by Ms. Margie Moreno Smith, Mr. Smith's spouse.

         (11) Less than one per cent.


ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

EXECUTIVE OFFICERS AND DIRECTORS

         Set forth below are the names, ages, positions with the Company, Yankee Development, Simpco, CCTech and P & A Remediation; and the business experience of the executive officers and directors of the Company, Yankee Development, Simpco and CCTech, and the Managers of P & A Remediation.

         NAME                       AGE                                         POSITION
----------------------------        ---              -------------------------------------------------------------------------------
Bryan L. Walker(1)(2)(3)             46              President, Chief Executive Officer and Chairman of the Board of Directors of
                                                     the Company; President and Director of Yankee Development and Simpco; Vice
                                                     President and Director of CCTech.

Richard C. Smith(1)(2)(3)            54              Treasurer, Chief Financial Officer and Director of the Company;  Treasurer and
                                                     Director of Yankee Development; Secretary/Treasurer and Director of Simpco;
                                                     and Chief Financial Officer, Secretary/Treasurer, and Director of CCTech.

Michael L. Bacon                     41              Vice President of the Company, Director of the Company; Chief Executive
                                                     Officer, President, and Director of CCTech.

Derek T. Smith(1)                    34              Secretary of the Company, Director of the Company


Laura N. Walker(1)                   42              Director of the Company; Secretary of Yankee Development.

------------------

         (1) The above-named persons may be deemed to be "promoters" and "parents" of the Company, as those terms are defined under the General Rules and Regulations promulgated under the Securities Act of 1933, as amended.

         (2) Messrs. Walker and Smith hold, in addition to the positions with each of the above-named corporations indicated in the above table, the office of Managers of PAR Texas. They occupy these offices until the next annual meeting of the members of PAR Texas and until their successors have been elected, unless they sooner resign or are removed.

         (3) Messrs. Walker and Smith hold, in addition to the positions with each of the above-named corporations indicated in the above table, the office of Manager of PAR Oklahoma. They occupy this office until the next annual meeting of the members of PAR Oklahoma and until their successors have been elected, unless they sooner resign or are removed.

         All directors hold office until the next annual meeting of the Company's shareholders and until their respective successors have been elected and qualify. Officers serve at the pleasure of the Board of Directors. Messrs. Walker, Bacon, Richard C. Smith and Derek T. Smith and Ms. Walker are expected to devote approximately 90%, 100%, approximately 40%, approximately 5% and approximately 10%, respectively, of their time to the business of the Company.

FAMILY RELATIONSHIPS

         Mr. Bryan L. Walker, President, Chief Executive Officer and Chairman of the Board of Directors of the Company and President and a director of Yankee Development, and Simpco; and Vice President and director of Cyber Cities Technologies; and a Manager of P&A Remediation; is the spouse of Ms. Laura N. Walker, a director of the Company, and Secretary and of Yankee Development. Mr. Richard C. Smith, Treasurer, Chief Financial Officer and a director of the Company, Treasurer and a director of Yankee Development, the Secretary/Treasurer and a director of Simpco; and a Manager of P&A
Remediation; is the father of Mr. Derek T. Smith, the Company's Secretary and director.

BUSINESS EXPERIENCE

         Bryan L. Walker has served as the President/Chief Executive Officer and the Chairman of the Board of Directors of the Company since August 14, 1998, and April 23, 1998, respectively. He served in the position of Vice President of the Company from April 23, 1998, through August 14, 1998. Mr. Walker has served as a director and the President of Yankee Development since January 7 and April 16, 1998, respectively. From January 7 through April 16, 1998, he served in the position of Vice President of Yankee Development. Since January 15, 1999, Mr. Walker has served in the positions of President and a director of Simpco. Since January 4, 2000, Mr. Walker has served in the position of Vice President and director of Cyber Cities Technologies. He has been self-employed as a business/management consultant in the oil business serving independent oil production companies since 1984. Mr. Walker has co-owned, together with his spouse, Ms. Walker, a director of the Company, Secretary of Yankee Development, since May 1997, Hawaiian Travel, Inc., a travel consulting firm affiliated with the Company having offices in Irving, Texas. He received a Bachelor of Business Administration degree from Southern Methodist University, Dallas, Texas, in 1976.

         Richard C. Smith has served as the Treasurer and a director of the Company since April 23, 1998, and as the Company's Chief Financial Officer since August 14, 1998. Since April 16, 1998, he has served in the positions of Treasurer and director of Yankee Development. Mr. Smith served, from January 7 through April 16, 1998, as a director and the Secretary of Yankee Development. He has served, since January 15, 1999, as the Secretary/Treasurer and a director of Simpco. Mr. Smith has twenty-eight years of experience in public accounting. He has owned and operated a public accounting practice in Lewisville, Texas, since March 1998, as a professional corporation under the name of Richard C. Smith, CPA, P.C., and, during the period from February 1971 through February 1998, prior to that time, as a sole proprietor. He was employed by Atlantic Richfield Oil Company as a staff accountant from June 1967 through February 1969 and by Mark III Manufacturing Corp., a privately-held manufacturing company located in Roanoke, Texas, as a controller from March 1969 through January 1971. Mr. Smith received a Bachelor of Business of Administration degree in accounting from the University of North Texas in 1967.

         Michael L. Bacon has served as a Vice President and Director of the Company since January 4, 2000, and as the President and Chief Executive Officer and a Director of Cyber Cities Technologies, Inc., since December 31, 1999. Mr. Bacon served the United States Navy as Assistant Engineer on various nuclear powered naval vessels from enlistment in May 1980 until his retirement May of 2000. He was an executive officer of Cyber City Honolulu, Inc. from November 1996 until selected operating assets and certain liabilities were acquired and assumed by Basic Technologies, Inc. Mr. Bacon Served the United States Navy as the Assistant Engineer on numerous Nuclear Powered Naval Vessels from May 1980 until May of 2000.

         Derek T. Smith has served, since January 4, 2000, in the office of Secretary of the Company. He served as the President of the Company during the period from April 23 through August 14, 1998; and as Vice President of the Company from August 14, 1998 through January 4, 2000. Since August 1996, Mr. Smith has been employed by CSC Consulting Group, currently as a principal consultant. CSC is a division of Computer Sciences Corporation, a public company located in El Segundo, California. From August 1994 through July 1996, he was employed as a senior consultant by Hogan Systems, Inc., a publicly-held consulting company with offices in Dallas, Texas, that was acquired by Computer Sciences Corporation in August 1996. Mr. Smith was employed, from January through July 1994, by the U.S. Small Business Administration as a senior loan officer, disaster relief. From October 1988 through May 1992, he was employed in the position of market cost analyst by Electronic Data Systems, Dallas, Texas, a publicly-held company. Mr. Smith received a Bachelor of Business

Administration degree in finance from The University of Texas at Austin in 1988 and a Masters of Business Administration degree in strategic management, marketing and international business from the University of Georgia in 1993.

         Laura N. Walker served as the Secretary of the Company from August 14, 1998, until January 4, 2000, and as a director of the Company since April 23, 1998. Since April 16, 1998, she has served as the Secretary of Yankee Development. Together with her spouse, Mr. Walker, an executive officer and director of the Company, Yankee Development, Simpco, Cyber Cities Technologies, and a manager of P&A Remediation, Ms. Walker has co-owned, since May 1997, Hawaiian Travel, Inc., a travel consulting firm with offices in Irving, Texas, which is an affiliate of the Company.


ITEM 6.  EXECUTIVE COMPENSATION

         No cash compensation, and, except for Mr. Walker's use of a Company automobile since January 8, 1999, 10% of which usage is estimated to be personal, no non-cash compensation, has been awarded to, earned by or paid to any Company executive officer or director for all services performed in all capacities for the Company during the approximate one year and nine-month period from the date of the Company's inception on January 21, 1998, through the date hereof. It is anticipated that at such time as the Company's financial position permits, the executive officers and/or directors of the Company will receive appropriate compensation, in addition to reasonable salaries, such as bonuses, coverage under medical and/or life insurance benefits plans and participation in stock options and/or other profit sharing or pension plans, for services as executive officers of the Company and may receive fees for their attendance at meetings of the Board of Directors of the Company. As of the date hereof, the Company does not provide officers with pension, stock appreciation rights, long-term incentive or other plans and has no intention of implementing any such plans for the foreseeable future. Further, to date, no cash or no non-cash compensation has been awarded to, earned by or paid to any executive officer or director of Yankee Development or Simpco, wholly-owned subsidiary corporations of the Company, or to Mr. Richard C. Smith, Manager of P&A Remediation, for services performed in all capacities for said companies.


COMPENSATION OF DIRECTORS

         The Company has no standard arrangements for compensating the directors of the Company, who also serve as the directors of Yankee Development and Simpco, for their attendance at meetings of the Board of Directors.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

         On or about January 21, 1998, the Company issued and sold 200,000 shares, 200,000 shares, 170,000 shares, and 30,000 shares, of Common Stock to Messrs. James L. Speir, James Howe and John Bradley and Ms. Janine Kreuter, respectively (a total of 600,000 shares of Common Stock), in consideration for cash paid by each individual in the amount of $.00375 per share (a total of $2,250). On or about April 16, 1998, a total of 510,000 shares of Common Stock owned collectively by Messrs. Speir, Howe and Bradley and Ms. Kreuter were transferred to a total of fourteen residents of the State of Texas, including Mr. Bryan L. and Ms. Laura N. Walker and Messrs. Richard C. and Derek T. Smith, the current members of management of the Company, Yankee Development, P & A Remediation and/or Simpco, two trusts of which Mr. Richard C. Smith serves as trustee and certain immediate family members of the foregoing, including Mesdames Margie Moreno-Smith, Catherine E. Smith, and Angela D. McClure, Mr.

Richard C. Smith's spouse, mother and daughter, respectively. (See Part II, Item
4. "Recent Sales of Unregistered Securities.")

         On April 23, 1998, the Company issued and sold 5,305,625 shares of Common Stock to the Shelton Voting Trust in consideration for the sale and transfer to the Company of all 1,000 outstanding shares of common stock of Yankee Development. Mr. Walker, the President, Chief Executive Officer and Chairman of the Board of Directors of the Company and Yankee Development and the President and a director of Simpco and the beneficial owner of approximately 70.95% of the outstanding shares of the Company's Common Stock, is the trustee of the Shelton Voting Trust. (See Part II, Item 4. "Recent Sales of Unregistered Securities.")

         PAR Texas, a wholly-owned subsidiary of the Company, entered into that certain Short Form of Lease dated November 1, 1998, with Mr. Richard Simpson, as lessor, pursuant to which P & A Remediation has leased the oil well plugging yard and office location used by Simpco prior to its acquisition by the Company. The acreage and facilities, located north of Ballinger, Texas, are leased from Mr. Richard Simpson, beneficial owner of approximately 9.4% of the Company's outstanding shares of Common Stock, for a term of one year through October 31, 1999. The lease provides for annual rent in the amount of $5,400 payable in monthly installments of $450 to Mr. Steven Simpson, Mr. Richard Simpson's brother, or other assignee as directed by Mr. Richard Simpson.

         Since January 8, 1999, Mr. Walker has had the use of a Company automobile, a 1995 Jeep Cherokee, 10% of his usage of which is estimated to be personal.

         On January 8, 1999, the Company acquired a 1995 Jeep from Ms. Walker, the Secretary and a director of the Company and Yankee Development and the Vice President, Secretary and a director of Simpco, in consideration for the assumption by the Company of a promissory note in the principal amount of $10,500, secured by a certificate of deposit owned by Ms. Walker, payable to a bank in connection with the purchase. The note, which bears interest at the rate of 7.85% per annum, is due on February 15, 2002.

         The Company issued and sold, on January 15, 1999, 212,500 shares of Common Stock to each of the Simpco Trust #1, the Simpco Trust #2 and the Simpco Trust #3 (an aggregate of 637,500 shares of Common Stock) in consideration and exchange for the sale and transfer to the Company by each trust of 2,500 shares of common stock, collectively constituting 75% of the outstanding shares of common stock, of Simpco. As a result of this transaction, ownership by the Simpco Trusts of approximately 9.4% of the outstanding shares of the Company's Common Stock is attributable to Mr. Richard Simpson, trustee of the Simpco Trusts. (See Part II, Item 4. "Recent Sales of Unregistered Securities.")

         The Company issued and sold, on March 16, 2000, 979,232 shares newly-issued, restricted shares of Common Stock in the company to Cyber City Honolulu, Inc., in consideration for the sale and conveyance to the Company's wholly owned subsidiary CCTECH certain assets in accordance with that certain Acquisition Agreement and Closing Memorandum dated effective January 1, 2000. As a result of this transaction, approximately 12.61% of the outstanding shares of the Company's Common Stock are owned by CCHONO. (See Part II, Item 5. "Recent Sales of Unregistered Securities.")

         Certain executive officers, directors and controlling shareholders of the Company, including Messrs. Bryan L. Walker and Richard C. Smith and Ms. Laura N. Walker, have made cash advances on open account to the Company aggregating $360,023 during the period from June 1, 1998, through March 31, 2000. These advances have been classified as long-term debt in the Company's financial statements.

ITEM 8.  DESCRIPTION OF SECURITIES.

Description of Capital Stock

         The Company's authorized capital stock consists of 100,000,000 shares of Common Stock, $.00001 par value per share, and 10,000,000 shares of Preferred Stock, $.00001 par value per share.

Description of Common Stock

         All shares of Common Stock have equal voting rights and, when validly issued and outstanding, are entitled to one vote per share in all matters to be voted upon by shareholders. The shares of Common Stock have no preemptive, subscription, conversion or redemption rights and may be issued only as fully-paid and non-assessable shares. Cumulative voting in the election of directors is not permitted; which means that the holders of a majority of the issued and outstanding shares of Common Stock represented at any meeting at which a quorum is present will be able to elect the entire Board of Directors if they so choose and, in such event, the holders of the remaining shares of Common Stock will not be able to elect any directors. In the event of liquidation of the Company, each shareholder is entitled to receive a proportionate share of the Company's assets available for distribution to shareholders after the payment of liabilities and after distribution in full of preferential amounts, if any, to be distributed to holders of the Preferred Stock. All shares of the Company's Common Stock issued and outstanding are fully-paid and non-assessable.

         Dividend Policy. Holders of shares of Common Stock are entitled to share pro rata in dividends and distributions with respect to the Common Stock when, as and if declared by the Board of Directors out of funds legally available therefor, after requirements with respect to preferential dividends on, and other matters relating to, the Preferred Stock, if any, have been met. The Company has not paid any dividends on its Common Stock and intends to retain earnings, if any, to finance the development and expansion of its business. Future dividend policy is subject to the discretion of the Board of Directors and will depend upon a number of factors, including future earnings, capital requirements and the financial condition of the Company.

         Transfer Agent and Registrar. The Transfer Agent and Registrar for the Company's Common Stock is Corporate Stock Transfer, Inc., 3200 Cherry Creek Drive South, Suite #430, Denver, Colorado 80209.

Description of Preferred Stock

         Shares of Preferred Stock may be issued from time to time in one or more series as may be determined by the Board of Directors. The voting powers and preferences, the relative rights of each such series and the qualifications, limitations and restrictions thereof shall be established by the Board of Directors, except that no holder of Preferred Stock shall have preemptive rights. The Company has no shares of Preferred Stock outstanding, and the Board of Directors has no plan to issue any shares of Preferred Stock for the foreseeable future unless the issuance thereof shall be in the best interests of the Company.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

         (a)      MARKET INFORMATION.

         There has been no established public trading market for the Common Stock since the Company's inception on January 21, 1998.

         (b)      HOLDERS.

         As of March 31, 2000, the Company had 68 shareholders of record of its 7,759,857 issued and outstanding shares of Common Stock, $.00001 par value per share.

         (c)      DIVIDENDS.

         The Company has never paid or declared any dividends on its Common Stock and does not anticipate paying cash dividends in the foreseeable future.


ITEM 2.  LEGAL PROCEEDINGS.

         Company management does not know of any legal proceedings to which the Company or its subsidiaries are parties or to which the property of any of such companies is the subject which are pending, threatened or contemplated, or of any unsatisfied judgments against the Company or its subsidiaries except as described below.

         PAR Texas with current trade accounts payable of $50,000, is involved in some disputes on open accounts, four of which have resulted in suits on sworn account being filed in three counties in the State of Texas. In each matter, PAR Texas has responded to the action by the Movant with denial of their statements and claims against the company and made other contacts to attempt a negotiated resolution. Each of the matters is being negotiated for a settlement as of the date hereof. The disputed account balances total less than $22,000 and management does not believe the disputes are likely to have a material adverse effect on the Company.

         On January 28, 2000, in the 119th District Court of Runnels County, Texas, Winters Oilfield Supply filed a suit on a sworn account under Cause No. 13,050 alleging non-payment of $5,405.85 requesting judgment for the plead amount, pre-judgment interest, costs, and $1,000 in attorney's fees. The matter is pending in the Court. On March 14, 2000, in the 70th District Court of Ector County, Texas, Pesco, Inc., filed a suit on a sworn account under Cause No. 108,790 alleging non-payment of $3,051.98 requesting judgment for the plead amount, pre-judgment interest, costs, and $1,000 in attorney's fees. The matter is pending in the Court. On April 26, 2000, in the County Court At Law No. 1, of Taylor County, Texas, Hughes Diesel Service, Inc., filed a suit on a sworn account under Cause No. 18719 alleging non-payment of $2,369.09 requesting judgment for the plead amount, pre-judgment interest, costs, and $1,500 in attorney's fees. The matter is pending in the Court. On May 26, 2000, in the County Court At Law No. 1, of Taylor County, Texas, Angelo Properties, Inc., filed a suit on a sworn account under Cause No. 18739 alleging non-payment of $6,443.28 requesting judgment for the plead amount, post-judgment interest, costs, and $1,500 in attorney's fees. The matter is pending in the Court.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

         David S. Hall, P.C., 1660 South Stemmons, Suite #420, Lewisville, Texas 75067, reported upon the Company's financial statements for the period from inception (January 21, 1998) to June 30, 1999, and has been appointed as the Company's independent accountant for the fiscal year ending June 30, 2000. There has been no change in the Company's independent accountant during the period commencing with the Company's retention of David S. Hall, P.C., through the date hereof.


ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

         On or about January 21, 1998, the Company issued and sold 200,000 shares, 200,000 shares, 170,000 shares, and 30,000 shares, of Common Stock, $.00001 par value per share, to Messrs. James L. Speir, James Howe and John Bradley and Ms. Janine Kreuter, respectively (a total of 600,000 shares of Common Stock), in consideration for cash paid by each individual in the amount of $750, $750, $637.50 and 112.50, respectively (a total of $2,250 at the rate of $.00375 per share). The Company claimed the exemptions from registration, in connection with each of the transactions described in this paragraph whereby the Company issued and sold shares of its Common Stock in consideration for cash, afforded by Section 4(2) of the Securities Act of 1933, as amended (the "Act"), and Section 11-51-308(1)(p) of the Colorado Securities Act, as amended (the "Colorado Act"). To make the exemptions available, the Company relied upon the fact that the issuance and sale of the shares by the Company did not constitute a public securities offering together with the fact that, at the time of the sales, Mr. Speir and Ms. Kreuter were executive officers and directors of the Company and Messrs. Speir, Howe and Bradley and Ms. Kreuter were accredited investors. On or about April 16, 1998, a total of 510,000 shares of Common Stock owned collectively by Messrs. Speir, Howe and Bradley and Ms. Kreuter were transferred to a total of fourteen residents of the State of Texas, including the current executive officers and directors of the Company, two trusts of which the Company's Treasurer serves as trustee and certain immediate family members of the foregoing. (See Part I, Item 7. "Certain Relationships and Related Transactions.")

         From March to April 7, 1998, the Company issued and sold an aggregate of 25,000 shares of Common Stock to a total of thirty-five persons, including twenty-six residents of the State of Colorado, five residents of the State of Arizona and four residents of the State of Texas, in consideration for the total sum of $25,000 in cash. No underwriter was employed in connection with the offering and sale of the shares. The Company claimed the exemptions from registration in connection with the offering provided under Section 3(b) of the Act and Rule 504 of Regulation D promulgated thereunder and Section 11-51-308(1)(p) of the Colorado Act. The facts relied upon by the Company to make the exemptions available include the following: (i) the aggregate offering price for the offering of the shares of Common Stock did not exceed $1,000,000, less the aggregate offering price for all securities sold within the twelve months before the start of and during the offering of the shares in reliance on any exemption under Section 3(b), or in violation of Section 5(a), of the Act;
(ii) the required number of manually executed originals and true copies of Form D, accompanied, in connection with the Colorado notification of exemption, with the appropriate exemption fee, were duly and timely filed with the U.S. Securities and Exchange Commission and the Colorado Division of Securities;
(iii) no general solicitation or advertising was conducted by the Company in connection with the offering of any of the shares; and (iv) the fact that the Company has not been since its inception (a) subject to the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended; (b) an "investment company" within the meaning the Investment Company Act of 1940, as amended; or (c) a development stage company that either has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person.

         In April 1998, the Company issued and sold 5,305,625 shares of Common Stock to the Shelton Voting Trust in consideration and exchange for the sale and transfer to the Company of 1,000 shares of common stock, no par value per share, constituting all of the outstanding common stock, of Yankee Development. The Company relied, in connection with the "reverse acquisition" transaction, upon the exemption from registration provided by Section 4(2) of the

Act for sales of securities by an issuer not constituting a public securities offering together with the fact that, at the time of the consummation of the transaction, the Shelton Voting Trust had a net worth in excess of $700,000 and Mr. Bryan L. Walker, the trustee of the trust, was an executive officer, director and controlling shareholder of the Company. (See Part I, Item 7. "Certain Relationships and Related Transactions.")

         The Company issued and sold, on January 15, 1999, 212,500 shares of Common Stock to each of Mr. Randy K. Dusek, the Simpco Trust #1, the Simpco Trust #2 and the Simpco Trust #3 (an aggregate of 850,000 shares of Common Stock) in consideration and exchange for the sale and transfer by each said person to the Company of 2,500 shares of common stock, no par value per share, collectively constituting all 10,000 outstanding shares of common stock, of Simpco. The Company claimed the exemption from registration in connection with the transaction, involving the exchange of shares of the Company's Common Stock for shares of Simpco common stock, provided under Section 4(2) of the Act. The facts relied upon by the Company to make the exemption available include the following: (i) the transaction did not constitute a public securities offering by the Company; (ii) Mr. Dusek was an accredited investor at the time of the transaction; and (iii) each Simpco Trust that received shares of the Company's Common Stock had a net worth in excess of $250,000 at the time of the consummation of the transaction. (See Part I, Item 7. "Certain Relationships and Related Transactions.")

         The Company issued and sold, on March 16, 2000, 979,232 shares newly-issued, restricted shares of Common Stock in the company to Cyber City Honolulu, Inc., in consideration for the sale and conveyance to the Company's wholly owned subsidiary CCTECH certain assets in accordance with that certain Acquisition Agreement and Closing Memorandum dated effective December 31, 1999. As a result of this transaction, CCHONO owns approximately 12.61% of the outstanding shares of the Company's Common Stock. The Company relied, in connection with the transaction, upon the exemption from registration provided by Section 4 (2) of the Act.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Article IX of the Company's Articles of Incorporation contains provisions providing for the indemnification of directors and officers of the Company as follows:

                  The corporation shall indemnify, to the fullest extent permitted by applicable law in effect from time to time, any person, and the estate and personal representative of any such person, against all liability and expense (including attorneys' fees) incurred by reason of the fact that such person is or was a director or officer of the Corporation or, while serving as a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, partner, trustee, employee, fiduciary, or agent of, or in any similar managerial or fiduciary position of, another domestic or foreign corporation or other individual or entity or of an employee benefit plan. The Corporation shall also indemnify any person who is serving or has served the Corporation as director, officer, employee, fiduciary, or agent, and that person's estate and personal representative, to the extent and in the manner provided in any bylaw, resolution of the shareholders or directors, contract, or otherwise, so long as such provision is legally permissible.

         Article VIII, Section 8.3 of the Regulations and Operating Agreement of P & A Remediation, LLC, contains provisions providing for the indemnification of certain persons as follows:

                  Indemnification By Company. The Limited Liability Company may indemnify any person who was or is a party defendant or is threatened to be made a party defendant to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the Limited Liability Company) by reason of the fact that he is or was a Member of the Company, Officer, employee or agent of the Company, or is or was serving at the request of the Company, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if the Members determine that he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the Limited Liability Company, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not in itself create a presumption that the person did or did not act in good faith and in a manner which he reasonably believed to be in the best interest of the Limited Liability Company, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

         At present, there is no pending litigation or proceeding involving a director or executive officer of the Company, Yankee Development or Simpco or the Manager of PAR as to which indemnification is being sought.


                                    PART F/S

         The Financial Statements of Basic Technologies, Inc., required by Regulation S-B commence on page F-1 hereof in response to Part F/S of this Registration Statement on Form 10-SB and are incorporated herein by this reference.


                                    PART III

ITEM 1.  INDEX TO EXHIBITS.

 ITEM
NUMBER                                   DESCRIPTION
------    ---------------------------------------------------------------------

  3.1*    Articles of Incorporation of Basic Technologies, Inc., filed January
          21, 1998.

  3.2*    Bylaws of Basic Technologies, Inc.

  3.3*    Articles of Incorporation of Yankee Development Corporation filed
          December 31, 1997.

  3.4*    Bylaws of Yankee Development Corporation.

  3.5* Articles and Certificate of Organization of P & A Remediation, LLC, filed October 16, 1998.

  3.6*    Regulations and Operating Agreement of P & A Remediation, LLC.

  3.7*    Articles of Incorporation of Simpco, Inc.

  3.8*    Bylaws of Simpco, Inc.

  3.9* Articles and Certificate of Organization of P & A Remediation, LLC, filed November 24, 1999.

  3.10*   Regulations and Operating Agreement of P & A Remediation, LLC.

  3.11*   Articles of Incorporation of Cyber Cities Technologies, Inc., filed
          December 31, 1999.

  3.12*   Bylaws of Cyber Cities Technologies, Inc.

  10.1* Voting Trust Agreement of Shelton Voting Trust dated July 1, 1986, among Bryan L. Walker, for the benefit of Laura N. Walker, as her separate property, Richard C. Smith and Bryan L. Walker, as trustee and registrar.

  10.2*   General Warranty Assignment of Interest in Oil & Gas Lease dated
          December 31, 1997, from the Shelton Voting Trust, as assignor, to
          Yankee Development Corporation, as assignee.

  10.3* Acquisition Agreement and Closing Memorandum dated April 23, 1998 between Basic Technologies, Inc., and Yankee Development Corporation.

  10.4* Short Form of Lease dated November 1, 1998, between Rick Simpson, as lessor, and P & A Remediation, LLC, as lessee.

  10.5*   Bill of Sale dated November 22, 1998, from Wes Roberts, as seller, to
          Regal Operating Corp., as buyer.

  10.6* Promissory Note dated November 22, 1998, in the principal amount of $9,000 from Regal Operating Corp., as maker, payable to Wes Roberts, as holder.

  10.7*   Short Form of Lease dated December 1, 1998, between the Estate of
          Ivalene Kuykendall, as lessor, and P & A Remediation, LLC, as lessee.

  10.8* Promissory Note dated December 1, 1998, in the principal amount of $15,135 from P & A Remediation, LLC., as maker, payable to Gray
          Production Trust, as holder.

  10.9* Bill of Sale dated December 1, 1998, from Gray Production Trust, as seller, to P & A Remediation, LLC., as buyer. Exhibit A attached.

  10.10* Bill of Sale dated January 8, 1999, between Laura Walker, as seller, and P & A Remediation, LLC, as buyer.

  10.11* Promissory Note dated January 8, 1999, in the principal amount of $10,500 from Laura N. Walker, as maker, payable to the United
          Community Bank, N.A., as holder.

  10.12* Acquisition Agreement and Closing Memorandum dated January 15, 1999, between Basic Technologies, Inc., and Simpco, Inc.

  10.13* Bill of Sale dated February 1, 1999, from Gray Production Trust, as seller, to Simpco, Inc., as buyer. Exhibit A attached.

  10.14* Promissory Note dated February 1, 1999, in the principal amount of $11,550 from Simpco, Inc., as maker, payable to Gray Production Trust, as holder.

  10.15* Bill of Sale dated February 7, 1999, from Eric Simpson, et al, as seller, to Basic Technologies, Inc., or assigns, as buyer.

  10.16* Bill of Sale dated March 15, 1999, from Regal Operating Corporation, as seller, to Simpco, Inc., as buyer.

  10.17* Promissory Note dated March 18, 1999, in the principal amount of $45,000 from Basic Technologies, Inc., as maker, payable to Boyd
          Partners, Ltd., as holder.

  10.18* Promissory Note dated March 18, 1999, in the principal amount of $5,000 from Basic Technologies, Inc., as maker, payable to Pleasantview Partners, Ltd., as holder.

  10.19* Promissory Note Secured By Deed of Trust dated March 19, 1999, in the principal amount of $11,500 from Basic Technologies, Inc., as maker, payable to Wanda Ickert, as holder.

  10.20* Deed of Trust dated March 19, 1999, among Basic Technologies, Inc., as grantor, to W. W. Price, Jr., as trustee, for the benefit of Wanda
          Ickert, as beneficiary.

  10.21*  Bill of Sale dated March 29, 1999, between Ed Gober, as seller, and
          Basic Technologies, Inc., as buyer.

  10.22*  Promissory Note in the principal amount of $15,700 from Basic
          Technologies, Inc., as maker, payable to Ed Gober, as holder.

  10.23* General Assignment dated April 1, 1999, from Basic Technologies, Inc., as assignor, to Simpco, Inc., as assignee.

  10.24* Bill of Sale dated April 12, 1999, between Russell Auto Parts, as seller, and Basic Technologies, Inc., as buyer.

  10.25* Promissory Note dated April 12, 1999, in the principal amount of $8,000 from Basic Technologies, Inc., as maker, payable to Russell
          Auto Parts, or assigns, as holder.

  10.26* Bill of Sale dated April 12, 1999, from Basic Technologies, Inc., as seller, to Simpco, Inc., as buyer.

  10.27*  Equipment Lease Agreement dated April 15, 1999, between Rodney W.
          Simpson, as lessor, and Basic Technologies, Inc., as lessee.

  10.28* Promissory Note dated April 19, 1999, in the principal amount of $15,000.00 from Basic Technologies, Inc., as maker, payable to Clemons
          Motor Co., Inc., as holder.

  10.29* Bill of Sale dated April 19, 1999, from Basic Technologies, Inc., as seller, to Simpco, Inc., as buyer.

  10.30* Promissory Note dated May 14, 1999, in the principal amount of $15,775 from Simpco, Inc., as maker, payable to Clemons Motor Co., Inc., as holder.

  10.31* Promissory Note dated April 15, 1999, in the principal amount of $30,000 from Simpco, Inc., as maker, payable to Baldwin & Klein
          Corporation, as holder.

  10.32* Promissory Note dated June 30, 1999, in the principal amount of $68,000 from P & A Remediation, LLC., as maker, payable to Regal
          Operating Corporation, as holder.

  10.33* Promissory Note dated August 1, 1999, in the principal amount of $24,000 from P & A Remediation, LLC., as maker, payable to Regal
          Operating Corporation, as holder.

  10.34* Contract to purchase inventory and leasehold estate, dated October 15, 1999, by and between P & A Remediation, LLC., Simpco, Inc., as buyer, and Daniel C. Bohnsack, acting individually and as President of Pierce
          Pipe and Supply, Inc., as seller.

  10.35* Promissory Note dated November 4, 1999, in the principal amount of $100,000 from Basic Technologies, Inc., as maker, payable to Dennis
          Odom, as holder.

  10.36* Promissory Note dated November 17, 1999, in the principal amount of $18,300.00 from Basic Technologies, Inc., as maker, payable to Clemons
          Motor Co., Inc., as holder.

  10.37* Bill of Sale dated November 17, 1999, from Basic Technologies, Inc., as seller, to Simpco, Inc., as buyer.

  10.38* Acquisition and closing memorandum, dated November 30, 1999, by and between Basic Technologies, Inc., as buyer, and Cyber City Honolulu,
          Inc., as seller.

  10.39* Bill of Sale dated December 31, 1999, from Cyber City Honolulu, Inc., as seller, to Cyber Cities Technologies, Inc., as buyer.

  10.40*  Assignment of interests dated December 31, 1999, from Cyber City
          Honolulu, Inc., as assignor, to Cyber Cities Technologies, Inc., as assignee.

  10.41*  Short Form of Lease dated January 1, 2000, between Baldwin & Klein
          Corporation, as lessor, and P & A Remediation, LLC, as lessee.

  10.42*  State of Oklahoma Purchase Order to Simpco, Inc., dated 1/19/2000,
          $48,600.00 to plug 53 oil/gas wells under P.O. # T053381.

  10.43*  State of Oklahoma Purchase Order, to Simpco, Inc., dated 1/19/2000,
          $24,300.00 to plug 28 oil/gas wells under P.O. # T053389.

  10.44* Promissory Note dated March 7, 2000, in the principal amount of $20,000 from Basic Technologies, Inc., as maker, payable to Nina E.
          Angelo, as holder.

  10.45* Promissory Note dated April 5, 2000, in the principal amount of $30,000 from Basic Technologies, Inc., and P & A Remediation, LLC., as makers, payable to Edwin Dean, as holder.

  10.46* Promissory Note dated April 12, 2000, in the principal amount of $29,790.60 from Basic Technologies, Inc., and P & A Remediation, LLC., as makers, payable to Cynthia Rice Cleaver, Trustee, as holder.

------------------

         *Filed herewith.


ITEM 2.  DESCRIPTION OF EXHIBITS.

         The documents required to be filed as Exhibit Number 2 in Part III of Form 1-A filed as part of this Registration Statement on Form 10-SB are listed in Item 1 of this Part III above. No documents are required to be filed as Exhibit Numbers 3, 5, 6 or 7 in Part III of Form 1-A, and the reference to such Exhibit Numbers is therefore omitted. No additional exhibits are filed hereto.

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      BASIC TECHNOLOGIES, INC.
                                      (Registrant)




Date:    June 9,2000                  By: /s/ Bryan L. Walker
                                          -------------------------------------
                                                  Bryan L. Walker, President

                            BASIC TECHNOLOGIES, INC.

                              FINANCIAL STATEMENTS

                                  JUNE 30, 1999

                        [DAVID S. HALL, P.C. LETTERHEAD]



                          INDEPENDENT AUDITOR'S REPORT


To the Board of Directors of
Basic Technologies, Inc.:

We have audited the accompanying consolidated balance sheet of Basic Technologies, Inc. (a Corporation) as of June 30, 1999 and the related consolidated statements of income, retained earnings and cash flows for the fiscal year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Basic Technologies, Inc. as of June 30, 1999, and the results of its operations and its cash flows for the fiscal year then ended in conformity with generally accepted accounting principles.

 /s/ DAVID S. HALL, P.C.

Lewisville, Texas
May 24, 2000

                            BASIC TECHNOLOGIES, INC.
                           Consolidated Balance Sheet
                                  June 30, 1999

ASSETS

CURRENT ASSETS
       Cash                                                                                $          13,349
       Accounts Receivable                                                                             3,102
       Inventories                                                                                    87,335
                                                                                           -----------------

                                TOTAL CURRENT ASSETS                                                 103,786

FIXED ASSETS
       Equipment                                                                                   1,226,873
       Land & Buildings                                                                                9,974
                                                                                           -----------------

       Less: Accumulated Depreciation                                                                (22,817)
                                                                                           -----------------

                                  TOTAL FIXED ASSETS                                               1,214,030

OTHER ASSETS
       Deposits                                                                                        1,399
       Organization Costs - Net                                                                        1,612
       Proved Developed Oil Reserves                                                               3,711,000
       Deferred Tax Benefit                                                                           58,130
                                                                                           -----------------

                                  TOTAL OTHER ASSETS                                               3,772,141
                                                                                           -----------------

                                        TOTAL ASSETS                                       $       5,089,957
                                                                                           =================

   The accompanying notes are an integral part of these financial statements.

                            BASIC TECHNOLOGIES, INC.
                           Consolidated Balance Sheet
                                 June 30, 1999

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
       Bank Overdrafts                                                                     $          21,171
       Accounts Payable                                                                               70,318
       Accrued Taxes Payable                                                                          25,705
       Current Portion of Long Term Debt                                                              79,600
                                                                                           -----------------

                                    TOTAL CURRENT LIABILITIES                                        196,794

LONG TERM LIABILITIES
       Shareholder Payables                                                                          139,393
       Capital Leases Payable                                                                         41,009
       Notes Payable                                                                                 402,615
       Less: Current Portion of Long Term Debt                                                       (79,600)
                                                                                           -----------------

                                  TOTAL LONG TERM LIABILITIES                                        503,417

STOCKHOLDERS' EQUITY

       Common Stock, $.00001 par value, 100,000,000 shares
         authorized and 6,780,625 issued and outstanding                                                  68
       Preferred Stock, $.00001 par value, 10,000,000 shares
         authorized and no shares issued and outstanding                                                   0
       Paid in Capital                                                                             4,506,332
       Retained Earnings (Deficit)                                                                  (116,654)
                                                                                           -----------------

                                   TOTAL STOCKHOLDERS' EQUITY                                      4,389,746
                                                                                           -----------------

                                          TOTAL LIABILITIES AND
                                            STOCKHOLDERS' EQUITY                           $       5,089,957

                                                                                           =================

   The accompanying notes are an integral part of these financial statements.

                            BASIC TECHNOLOGIES, INC.
                        Consolidated Statement of Income
                       For the period ended June 30, 1999

REVENUES                                                                                    $     124,589

COST OF SALES                                                                                      94,859
                                                                                            -------------
                                  GROSS PROFIT                                              $      29,730

OPERATING EXPENSES

    Selling, General & Administrative Expenses                                                    204,967
                                                                                            -------------
                        NET INCOME (LOSS) FROM OPERATIONS                                   $    (175,237)

OTHER (INCOME) EXPENSE

    Interest (Income)                                                                                (429)
                                                                                            -------------
                          TOTAL OTHER (INCOME) EXPENSE                                               (429)
                                                                                            -------------
                         NET INCOME (LOSS) BEFORE TAXES                                          (174,808)

DEFERRED TAX BENEFIT                                                                        $      58,130
                                                                                            -------------
                                NET INCOME (LOSS)                                                (116,678)

    Beginning Retained Earnings                                                                        24
                                                                                            -------------

                       ENDING RETAINED EARNINGS (DEFICIT)                                   $    (116,654)
                                                                                            =============
EARNINGS PER SHARE

       Income for Common Stockholders                                                       $       (0.02)
                                                                                            =============

   The accompanying notes are an integral part of these financial statements.

                            BASIC TECHNOLOGIES, INC.
                      Consolidated Statement of Cash Flows
                       For the period ended June 30, 1999

CASH FLOWS FROM OPERATING ACTIVITIES
       Net Income (Loss)                                                                   $        (116,678)
       Adjustments to reconcile net income to net cash
         provided by operating activities:

                    Depreciation and Amortization                                                     23,267
                    (Increase) in Accounts Receivable                                                 (3,102)
                    (Increase) in Inventories                                                        (87,335)
                    (Increase) in Deposits                                                            (1,399)
                    (Increase) in Deferred Tax Benefit                                               (58,130)
                    Increase in Accounts Payable & Accrued Liabilities                                96,023
                                                                                           -----------------

                                               NET CASH PROVIDED BY
                                                   OPERATING ACTIVITIES                             (147,354)

NET CASH USED BY INVESTING ACTIVITIES
                    Purchase of Equipment                                                           (185,656)
                                                                                           -----------------

                                               NET CASH USED BY
                                                   INVESTING ACTIVITIES                             (185,656)

CASH FLOWS FROM FINANCING ACTIVITIES

       Principal Payments on Bank & Other Notes                                                      (40,451)
       Proceeds of Notes Payable                                                                     201,024
       Proceeds of Shareholder Loans                                                                 139,393
       Issuance of Restricted Common Stock                                                                 9
                                                                                           -----------------
                                               NET CASH USED BY
                                                   FINANCING ACTIVITIES                              299,975
                                                                                           -----------------
                                                   NET (DECREASE) IN CASH                            (33,035)
                                                   CASH AT BEGINNING OF YEAR                          25,212
                                                                                           -----------------
                                                   CASH AT END OF YEAR                    $           (7,823)
                                                                                           =================

   The accompanying notes are an integral part of these financial statements.

                            BASIC TECHNOLOGIES, INC.
                  Statement of Changes in Stockholders' Equity
                       For the period ended June 30, 1999

                                                     Additional      Retained
                                      Common          Paid In        Earnings
                                       Stock          Capital        (Deficit)          Total
                                    -----------     -----------     -----------      -----------
BALANCE, JUNE 30, 1998              $        59     $ 3,738,191     $        24      $ 3,738,274

Issuance of Common Stock
    Acquisition of Wholly Owned
       Subsidiary (Sale of
       850,000 shares)                        9         768,141                          768,150

Net Loss, Current Year                                                 (116,678)        (116,678)
                                    -----------     -----------     -----------      -----------

BALANCE, JUNE 30, 1999              $        68     $ 4,506,332     $  (116,654)     $ 4,389,746
                                    ===========     ===========     ===========      ===========

   The accompanying notes are an integral part of these financial statements.

                            BASIC TECHNOLOGIES, INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                 June 30, 1999

NOTE 1 - NATURE OF ACTIVITIES AND SIGNIFICANT ACCOUNTING POLICIES

          Nature of Activities and Basis of Accounting

          The Company, a Corporation, is engaged in environmental remediation and recovery of oil and gas properties in Texas, and development of oil and gas ventures and related interests, with its corporate headquarters located in Lewisville, Texas. The Company incorporated in the state of Colorado on January 21, 1998 and its fiscal year end is June 30.

          The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles.

          Consolidation

          The Company was formed as a parent holding company to operate through subsidiaries. The financial statements consolidate the activities of the parent along with:

                   Yankee Development Corp., a Texas corporation
                   P & A Remediation, LLC, a Texas limited liability company Simpco, Inc., a Texas corporation

          All significant intercompany transactions and balances have been eliminated.

          Cash

          For purposes of the statement of cash flows, the Company considers all short term securities purchased with a maturity of three months or less to be cash equivalents. There are no restrictions on any balances. Overdraft balances are presented as current liabilities.

          Accounts Receivable

          Due to the short period of Company operations and absence of bad debts, management has made no provision for bad debts. There are no significant concentrations of credit risk.

          Inventories

          Inventories are shown at cost, using the first-in, first-out method. In addition to direct purchases, inventory is acquired through the performance of services (See note about revenues).

          Fixed Assets

          These assets are carried at acquisition cost. Depreciation is provided using the straight-line method over the estimated economic lives of the assets, which range from 20 years for buildings to 3 to 15 years for all other assets.

          The Company rebuilt and upgraded certain newly acquired used operating equipment prior to placing the equipment in the field. All costs, including related payroll costs, were capitalized.

          Intangibles

          Amortization of Organization Costs is calculated over 60 months.

          Income Taxes

          Income from the corporation is taxed at regular corporate rates per the Internal Revenue Code.

          Common Stock

          The Company's common stock is stated at par value ($.0000l) and the paid in capital represents the difference between the fair value of the assets received and the common stock at par value.

          Revenues

          Services

          Services for oil well plugging are provided using two types of contracts: cash and salvage. Under the salvage type, the Company receives as its compensation specified types of used oil well equipment or pipe. Revenue is recognized and the items taken into inventory based upon the relevant wholesale market prices, or the prices at which the Company could buy the items for resale on the open market.

          Sales

          Inventory, whether acquired by purchase or through services, is resold to oil and construction customers.

          No revenues have been earned from oil and gas production during the fiscal year.

          Interest

          Interest expensed for the period is $7,247. No interest has been capitalized.

          Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2 - INVESTMENTS IN WHOLLY OWNED SUBSIDIARY

On April 23, 1998, the Company issued 5,305,625 restricted common shares in exchange for 100% of Yankee Development Corporation. Upon consummation of the transaction, the former owners of Yankee Development Corporation controlled approximately 90% of the issued and outstanding shares of Basic Technologies, Inc and Yankee Development Corporation became a wholly owned subsidiary of Basic Technologies, Inc.

The transaction was consummated as a purchase of assets, rather than a pooling of interests. The valuation assigned to the purchase of Yankee Development Corporation is based on the underlying net assets, which consist of working interests in proven oil and gas reserves discounted to net present value of net revenues less development and operating costs. The discount applied was 10%. The oil and gas reserves are the only substantial assets in the subsidiary company.

          Cost of Acquiring Yankee Development Shares         $3,711,000

The valuation of the oil and gas reserves is based on the market price of oil. At the time of the valuation, the price used was $15/bbl. The price of oil at the balance sheet date was $20.00 per barrel, and the current price of oil is $32.00; however, the reserves are not to be revalued in excess of their original valuation.

In October 1998, the Company formed a Limited Liability Company ~ & A Remediation, LLC) with Simpco, Inc (a wholly owned subsidiary) with the intention of developing environmental remediation in oil and gas fields. The Company owns 99 % of the stock of P & A Remediation, LLC and Simpco, Inc. owns 1%.

In January, 1999, the Company issued 850,000 shares of its authorized but previously unissued shares of voting common stock in exchange for all of the outstanding common stock of Simpco, Inc., a Texas corporation. There is a contingency clause in the acquisition agreement, which provides for the issuance of additional shares of stock should the value of the Simpco, Inc. assets exceed a certain level within eighteen months of the acquisition. That corporation, now a wholly owned subsidiary, is intended to be the owner and lessor of the consolidated entities' operating equipment. A promissory note for $110,000.00 was also issued to the shareholders of Simpco, Inc. as part of the acquisition cost. The transaction was accounted for under the purchase method.

NOTE 3 - EMPLOYEE BENEFITS

There are currently no qualified or non-qualified employee pensions, profit sharing, stock option or other plans authorized for any class of employees.

NOTE 4 - LEASES

All leases for physical facilities are for a period of one year or less, with no written option periods.

There is only one equipment lease, and is accounted for as a capital lease. The leased assets are depreciated with interest imputed.

Amortization of capitalized lease costs is included with depreciation. Future obligations required under the lease terms, adjusted for imputed interest are:

                                   Year Ending
                                 June 30 Amount
                                      2000                        $      9,824
                                      2001                               7,351
                                      2002                               7,995
                                      2003                               8,745
                                      2004                               7,094
                                                                  ------------

                                     Total                            $ 41,009

NOTE 5 - COMMITMENTS AND CONTINGENCIES

No obligations, guarantees, potential lawsuits or other situations exist that would require an accrual of any obligation or loss.

NOTE 6 - PROVEN DEVELOPED OIL RESERVES

The Company owns, through a subsidiary, proven developed oil reserves on 2300 acres in West Texas. Valuation at the time of acquisition was based upon the discounted net present value of net revenues, after development and operating costs. The applied discount rate was 10%, and the oil price used was $15.00 per barrel. The price of oil at the statement date was $20.00 per barrel, and the current price of oil is $32.00 per barrel, but the reserves are not to be revalued. Recoverable oil reserves are estimated to be 880,000 barrels. See also
Note 2 above.

NOTE 7 - INCOME TAXES

Effective December 31, 1993, the Company adopted Statement of Financial Accounting Standards No.109, Accounting for Income Taxes ("SFAS No.109), which requires the use of the liability method in the computation of income tax expense and the current and deferred income taxes payable. Under SFAS No.109, income tax expense consists of taxes payable for the year and the changes during the year in deferred assets and liabilities. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases and financial reporting bases of assets and liabilities. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

As there is a net operating loss in the current fiscal year, the Company has calculated a deferred tax benefit as follows:

                  Gross deferred tax asset                    $  67,301
                  Less:  Deferred tax liability                   9,171
                                                              ---------

                  Net deferred tax benefit                    $  58,130
                                                              ---------

NOTE 8 - SEGMENT REPORTING

Since only one segment, that of environmental remediation and salvage, has revenue or operations during this period, no segment-reporting schedule is presented.

NOTE 9 - EARNINGS PER SHARE

Basic earnings (loss) per share are computed by dividing the net loss by the weighted average number of common shares outstanding during the period. There are no provisions or contracts that would create dilutive potential common stock.

NOTE 10 - ACCRUALS

No accrual of real or personal property taxes is made. The Company owned no assets subject to taxation on the assessment date of January 1, 1999.

No accrual of vacation time is made, because no employee met eligibility requirements at the statement date.

NOTE 11- LONG-TERM DEBT

In January, 1999, the Company issued a $110,000 unsecured note, due January 2001, as part of the acquisition cost of Simpco, Inc. The note does not bear interest, and the entire balance is due at maturity.

In March, 1999, the Company issued $50,000 in notes payable, due in March 2003 for working capital. Principal and interest accrued at 10% are payable monthly, and the notes are secured by equipment.

In March, 1999, the Company issued a $11,500 mortgage payable, due in March 2004 for the purchase of real estate. Principal and interest accrued at 10% are payable monthly and the mortgage is secured by real estate.

In February, 1999, the Company assumed $71,700 in unsecured notes payable, due March 2004 for the purchase of inventory. Interest accrued at 7%, as well as the entire principal balance, is due at maturity.

From November 1998 through May 1999, the Company issued six notes for a total of $73,975 in notes payable for vehicle and equipment purchases, due from August 2000 through March 2004. Principal and interest accrued at rates from 7.85% to 16.5% are payable monthly and the notes are secured by vehicles and equipment.

Certain equipment installment notes payables are non-interest bearing. Interest has been imputed at 9%, the related asset has been discounted, and the imputed/discounted interest is included in interest expense.

There are no conversion provisions for any debt, or any restrictive or subordinate covenants other than standard lines.

Maturities of long term debt are as follows:

                                  Year Ending
                                    June 30                              Amount
                                  -----------                          ----------
                                      2000                             $   79,600
                                      2001                                105,165
                                      2002                                202,994
                                      2003                                 46,281
                                      2004                                  9,374
                                                                       ----------

                                     Total                             $  443,414
                                                                       ==========

NOTE 12 - RELATED PARTY TRANSACTIONS

Open account cash advances have been made by controlling shareholders. As of the financials statement date, no promissory notes, interest rates or repayment schedules have been set. The balances are classified as long-term obligations.

NOTE 13 - SUBSEQUENT EVENTS

On November 24, 1999, P&A Remediation LLC, an Oklahoma limited liability company, was formed for the purpose of beginning remediation and sales operations in Oklahoma.

Effective the close of business December 31, 1999, the Company acquired the assets and operations, subject to certain liabilities, of Cyber City Honolulu, Inc., a Hawaiian corporation, in a stock for asset exchange. The assets were then transferred into a newly formed Hawaiian corporation, Cyber City Technologies, Inc. The predecessor and successor companies are a regional Internet service provider and Internet web page hosting service.


NOTE 14 - SUPPLEMENTAL DISCLOSURES-STATEMENT OF CASH FLOWS

Operating activities reflect interest paid of $7,247.

Non cash acquisitions of Fixed Assets:
                                    Issuance of stock                               $ 878,150
                                    Equipment loans                                 $ 173,041

Cash down payments are included on the statement of cash flows in capital expenditures-purchase of fixed assets.

                            BASIC TECHNOLOGIES, INC.
                           Consolidated Balance Sheet
                                 March 31, 2000


                                     ASSETS


CURRENT ASSETS

         Cash                                          $   27,964
         Accounts Receivable-Trade                        119,357
         Inventories                                      231,670
                                                       ----------

                  TOTAL CURRENT ASSETS                               $   378,991

FIXED ASSETS

         Land                            $    5,774
         Building                             4,200
         Equipment                        1,411,804
                                         ----------
                  Subtotal                              1,421,778
         Less: Accum. Depreciation                       (116,042)
                                                       ----------

                  TOTAL FIXED ASSETS                                   1,305,736

OTHER ASSETS

         Goodwill-Acquisition Costs (net)             $    51,635
         Deposits                                           5,168
         Organization Costs (net)                           1,215
         Proven Developed Oil Reserves                  3,711,000
         Oil Interests-Producing                           24,000
                                                      -----------

                  TOTAL OTHER ASSETS                                   3,793,018
                                                                     -----------

                           TOTAL ASSETS                              $ 5,477,745
                                                                     -----------

                            BASIC TECHNOLOGIES, INC.
                           Consolidated Balance Sheet
                                 March 31, 2000


                      LIABILITIES AND STOCKHOLDER'S EQUITY


CURRENT LIABILITIES

         Accounts Payable                                $  149,695
         Current Portion-Long Term Debt                      61,380
         Notes Payable-Short Term                           120,000
                                                         ----------

                  TOTAL CURRENT LIABILITIES                           $  331,075

LONG TERM LIABILITIES

         Payables-Shareholders                           $  360,023
         Mortgage Payable-Real Estate                         9,787
         Notes Payable                                      462,784
         Less: Current Maturities                           (61,380)
                                                         ----------

                  TOTAL LONG TERM LIABILITIES                            771,214
                                                                     -----------

                           TOTAL LIABILITIES                         $ 1,102,289
                                                                     -----------

STOCKHOLDERS' EQUITY

         Common Stock, $.00001 par value, 100,000,00     $       78
         shares authorized and 7,759,757 issued and
         outstanding
         Paid in Capital                                  4,622,398
         Retained Earnings (Deficit)                       (247,020)
                                                         ----------

                  TOTAL STOCKHOLDERS' EQUITY                           4,375,456
                                                                     -----------

                     TOTAL LIABILITIES AND
                     STOCKHOLDERS' EQUITY                            $ 5,477,745
                                                                     -----------

                            BASIC TECHNOLOGIES, INC.
                        Consolidated Statement of Income
                      For Nine Months Ended March 31, 2000


  TOTAL REVENUES                                      $ 752,168

  COST OF REVENUES

           Inventory Costs               $  51,680
           Labor/Direct Costs              252,418
           Telephone Access                113,215
                                         ---------

                    TOTAL COST OF SALES                 417,313
                                                      ---------

  GROSS PROFIT ON SALES                                              $ 334,855

  EXPENSES

           Interest                                   $  17,314
           Automotive/Equipment Expense                  36,328
           Office/Shop Expense                           13,687
           Insurance                                     12,600
           Salaries/Management  Fees                    151,817
           Taxes                                         13,237
           Rent                                          24,910
           Telephone/Utilities                           21,505
           Travel                                        22,740
           Professional/Filing Fees                      13,165
           Amortization/Depreciation                     70,031
           Miscellaneous                                  9,307
                                                      ---------

                    TOTAL EXPENSES                                    (407,091)
                                                                     ---------

  Net Loss
                                                                     $ (72,236)


  Earnings (Loss) Per Share:

           For Common Stockholders                                   $    (.01)
                                                                     =========

                            BASIC TECHNOLOGIES, INC.
                     Consolidated Statement of Cash Flow
                    For the nine months ended March 31, 2000


CASH FLOWS FROM OPERATING ACTIVITIES

         Net Income (Loss)                                         $    (72,236)
         Adjustments to reconcile net income to cash
              provided by operating activities

                  Depreciation and Amortization                          70,031
                  (Increase) in Accounts Receivable                    (119,357)
                  (Increase) in Inventories                            (144,335)
                  (Increase) in Deposits                                 (3,769)
                  (Increase) in Accounts Payable
                    and Accrued Liabilities                              53,672
                                                                   ------------

                       NET CASH USED BY
                             OPERATING ACTIVITIES                  $   (215,994)

NET CASH USED BY INVESTING ACTIVITIES

                  Purchase of Equipment                                 (41,411)
                                                                   ------------

                       NET CASH USED BY
                             INVESTING ACTIVITIES                       (41,411)

CASH FLOWS FROM FINANCING ACTIVITIES

         Principal Payments of Bank & Other Notes                       (47,438)
         Proceeds of Notes Payable                                      120,000
         Proceeds of Shareholder Loans                                  220,630
                                                                   ------------

                       NET CASH PROVIDED BY
                             FINANCING ACTIVITIES                       293,192
                                                                   ------------

                       NET INCREASE IN CASH                              35,787

                       CASH AT BEGINNING OF YEAR                         (7,823)
                                                                   ------------

                       CASH AT END OF YEAR                         $     27,964
                                                                   ============

                            BASIC TECHNOLOGIES, INC.
                      NOTES TO INTERIM FINANCIAL STATEMENTS
                                 March 31, 2000


NOTE 1 - NATURE OF ACTIVITIES

         For the fiscal year to date the Company, through its subsidiaries, was engaged in environmental remediation and recovery of oil and gas properties in Texas and Oklahoma; development of oil and gas ventures and related interests; and internet service provision and consulting in Hawaii. Corporate headquarters are located in Lewisville, Texas. The Company incorporated in the state of Colorado on January 21, 1998; it's fiscal year end is June 30.

NOTE 2 - CONSOLIDATION

         The Company was formed as a parent holding company, to operate through subsidiaries. The financial statements consolidate the activities of the parent along with:

               -    Yankee Development Corp., a Texas corporation

               -    P & A Remediation, LLC, a Texas limited liability company

               -    Simpco, Inc., a Texas corporation

               - P & A Remediation, LLC, an Oklahoma limited liability company

               -    Cyber Cities Technologies, Inc., a Hawaii corporation

          All significant intercompany transactions and balances have been eliminated.

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES

          -    Basis of Accounting

               The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles.

          -    Intangibles

               Amortization of Organization Costs is calculated over 60 months.

          -    Common Stock

               The Company's common stock is stated at par value ($.00001) and the paid in capital represents the difference between the fair value of the net assets received and the common stock at par value. There are no commitments or provisions for stock options, stock compensation, conversion rights, redemption requirements or unusual voting rights.

          -    Estimates

               The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

          -    Cash

               Balances represent cash and cash equivalents. There are no restrictions on any balances. Overdraft balances are presented as current liabilities. Such balances are only as per the books; there was no overdraft at a bank.

          -    Accounts Receivable

               During the period of company operations, there have been few bad debts. Accordingly, management has made no provisions for bad debts. There are no significant concentrations of credit risk.

          -    Inventories

               Inventories are shown at cost, using the first-in, first-out method. In addition to direct purchases, inventory is acquired through the performance of services (See note about revenues.)

               Pipe inventory, in the form of a 35-mile long abandoned oil gathering pipeline, was acquired for the issuance of a $35,000 promissory note. The company will dig up the pipe and prepare it for sale.

          -    Property, Plant and Equipment
               a. These assets are carried at acquisition cost. Depreciation is provided using the straight line method over the estimated economic lives of the assets, which range from 20 years for buildings to three to fifteen years for all other assets.
               b. The company rebuilt and upgraded certain newly-acquired used operating equipment prior to putting them in the field. All costs, including payroll, were capitalized.

          -    Stockholder Payables

               Represent net balances of open advances made by shareholders. There are no current provisions for interest charges or specific repayment schedules.

          -    Revenues

               a.   Service Revenues
                    Services for oil-well plugging are provided using two types of contracts: cash and salvage. Under the salvage type, the company receives as its compensation specified types of used oil well equipment or pipe. Revenue is recognized and the items taken into inventory based upon the relevant wholesale market prices, or the prices at which the company could buy the items for resale on the open market.

                    Internet access and consulting services are provided on a month-to-month basis and on term contracts. Revenue is recognized each month as services are provided.

               b.   Sales Revenues
                    Inventory, whether acquired by purchase or through services, is resold to oil and construction customers.

               c. Minimal revenues have been earned from oil production during the fiscal year to date.

          -    Interest

               No interest has been capitalized. Expensed interest for the period is $17,314.

NOTE 4 - EMPLOYEE BENEFITS

               There are currently no qualified or non-qualified employee pension, profit sharing, stock option or other plans authorized for any class of employees.

NOTE 5 - LEASES

          - All leases for physical facilities are for a period of one year or less, with no written option periods.

          - There is only one equipment lease, the terms of which mandate accounting as a capital lease. The leased assets are depreciated with interest imputed, and the liability is included with long-term notes payable.

          - Amortization of capitalized lease costs is included with depreciation. Future obligations required under the lease terms, adjusted for imputed interest are:


               Year Ending
               June 30                          Amount
               -----------                      ------

               2001                           $   7,351
               2002                               7,995
               2003                               8,745
               2004                               7,094
                                              ---------

                      Total                   $  31,185

NOTE 6 - COMMITMENTS AND CONTINGENCIES

        - No obligations, guarantees, potential lawsuits or other situations exist that would require an accrual of any obligation or loss.

NOTE 7 - PROVED DEVELOPED OIL RESERVES

          The Company owns, through a subsidiary, proven developed oil reserves on 2300 acres in west Texas. Valuation at the time of acquisition was based upon the discounted net present value of net revenues, after development and operating costs. The applied discount rate was 10%, and the oil price used was $15.00 per barrel. The posted price of oil at the statement date was $24.00 per barrel, but the reserves are not to be revalued upward, based upon generally accepted accounting principles and SEC regulations. Recoverable oil reserves are 880,000 barrels.

NOTE 8 - BUSINESS COMBINATION

         Effective January 1, 2000, the Company issued 979,232 shares of its authorized but unissued shares of voting common stock in a stock-for-asset swap, for the assets and operations of Cyber City Honolulu, Inc. The assets and operations were then transferred into a newly formed Hawaii corporation, Cyber Cities Technologies, Inc. The transaction was accounted for as a pooling of interests.

NOTE 9 - EARNINGS PER SHARE

         Basic earnings (loss) per share are computed by dividing the net loss by the weighted average number of common shares outstanding during the period. There are no provisions or contracts that would create dilutive potential common stock.

NOTE 10- LONG-TERM DEBT

         Certain equipment installment notes payable are non-interest bearing. Interest has been imputed at 9%, the related asset has been discounted, and the imputed/discounted interest is included in interest expense.

         There are no conversion provisions for any debt, nor any restrictive or subordinative covenants other than standard liens.

         Maturities of long term debt are as follows:

                              Twelve Months
                                  Ending               Amount
                              -------------         ----------

                                   2001             $   61,380
                                   2002                109,835
                                   2003                208,318
                                   2004                 81,010
                                   2005                 12,028

                                  Total             $  472,571

NOTE 11 - RELATED PARTY TRANSACTIONS

          Open account cash advances have been made by controlling shareholders. As of the financial statement date, no promissory notes, interest rates or repayment schedules have been set. The balances are classified as long-term obligations.


NOTE 12 - SUPPLEMENTAL DISCLOSURES-STATEMENT OF CASH FLOWS

               -    Operating activities reflect interest paid of $ 17,314

               -    Non cash acquisitions of Fixed assets:

                        Issuance of stock                     $  175,066
                        Equipment loans                       $   44,000

          Cash down-payments are included on the statement of cash flows in capital expenditures-fixed assets.

                              INDEX TO EXHIBITS

 ITEM
NUMBER                                   DESCRIPTION
------    ---------------------------------------------------------------------
  3.1*    Articles of Incorporation of Basic Technologies, Inc., filed January
          21, 1998.

  3.2*    Bylaws of Basic Technologies, Inc.

  3.3*    Articles of Incorporation of Yankee Development Corporation filed
          December 31, 1997.

  3.4*    Bylaws of Yankee Development Corporation.

  3.5* Articles and Certificate of Organization of P & A Remediation, LLC, filed October 16, 1998.

  3.6*    Regulations and Operating Agreement of P & A Remediation, LLC.

  3.7*    Articles of Incorporation of Simpco, Inc.

  3.8*    Bylaws of Simpco, Inc.

  3.9* Articles and Certificate of Organization of P & A Remediation, LLC, filed November 24, 1999.

  3.10*   Regulations and Operating Agreement of P & A Remediation, LLC.

  3.11*   Articles of Incorporation of Cyber Cities Technologies, Inc., filed
          December 31, 1999.

  3.12*   Bylaws of Cyber Cities Technologies, Inc.

  10.1* Voting Trust Agreement of Shelton Voting Trust dated July 1, 1986, among Bryan L. Walker, for the benefit of Laura N. Walker, as her separate property, Richard C. Smith and Bryan L. Walker, as trustee and registrar.

  10.2*   General Warranty Assignment of Interest in Oil & Gas Lease dated
          December 31, 1997, from the Shelton Voting Trust, as assignor, to
          Yankee Development Corporation, as assignee.

  10.3* Acquisition Agreement and Closing Memorandum dated April 23, 1998 between Basic Technologies, Inc., and Yankee Development Corporation.

  10.4* Short Form of Lease dated November 1, 1998, between Rick Simpson, as lessor, and P & A Remediation, LLC, as lessee.

  10.5*   Bill of Sale dated November 22, 1998, from Wes Roberts, as seller, to
          Regal Operating Corp., as buyer.

  10.6* Promissory Note dated November 22, 1998, in the principal amount of $9,000 from Regal Operating Corp., as maker, payable to Wes Roberts, as holder.

  10.7*   Short Form of Lease dated December 1, 1998, between the Estate of
          Ivalene Kuykendall, as lessor, and P & A Remediation, LLC, as lessee.

  10.8* Promissory Note dated December 1, 1998, in the principal amount of $15,135 from P & A Remediation, LLC., as maker, payable to Gray
          Production Trust, as holder.

  10.9* Bill of Sale dated December 1, 1998, from Gray Production Trust, as seller, to P & A Remediation, LLC., as buyer. Exhibit A attached.

  10.10* Bill of Sale dated January 8, 1999, between Laura Walker, as seller, and P & A Remediation, LLC, as buyer.

  10.11* Promissory Note dated January 8, 1999, in the principal amount of $10,500 from Laura N. Walker, as maker, payable to the United
          Community Bank, N.A., as holder.

  10.12* Acquisition Agreement and Closing Memorandum dated January 15, 1999, between Basic Technologies, Inc., and Simpco, Inc.

  10.13*  Bill of Sale dated February 1, 1999, from Gray Production Trust, as seller, to Simpco, Inc., as buyer. Exhibit A attached.
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


  10.14* Promissory Note dated February 1, 1999, in the principal amount of $11,550 from Simpco, Inc., as maker, payable to Gray Production Trust, as holder.

  10.15* Bill of Sale dated February 7, 1999, from Eric Simpson, et al, as seller, to Basic Technologies, Inc., or assigns, as buyer.

  10.16* Bill of Sale dated March 15, 1999, from Regal Operating Corporation, as seller, to Simpco, Inc., as buyer.

  10.17* Promissory Note dated March 18, 1999, in the principal amount of $45,000 from Basic Technologies, Inc., as maker, payable to Boyd
          Partners, Ltd., as holder.

  10.18* Promissory Note dated March 18, 1999, in the principal amount of $5,000 from Basic Technologies, Inc., as maker, payable to Pleasantview Partners, Ltd., as holder.

  10.19* Promissory Note Secured By Deed of Trust dated March 19, 1999, in the principal amount of $11,500 from Basic Technologies, Inc., as maker, payable to Wanda Ickert, as holder.

  10.20* Deed of Trust dated March 19, 1999, among Basic Technologies, Inc., as grantor, to W. W. Price, Jr., as trustee, for the benefit of Wanda
          Ickert, as beneficiary.

  10.21*  Bill of Sale dated March 29, 1999, between Ed Gober, as seller, and
          Basic Technologies, Inc., as buyer.

  10.22*  Promissory Note in the principal amount of $15,700 from Basic
          Technologies, Inc., as maker, payable to Ed Gober, as holder.

  10.23* General Assignment dated April 1, 1999, from Basic Technologies, Inc., as assignor, to Simpco, Inc., as assignee.

  10.24* Bill of Sale dated April 12, 1999, between Russell Auto Parts, as seller, and Basic Technologies, Inc., as buyer.

  10.25* Promissory Note dated April 12, 1999, in the principal amount of $8,000 from Basic Technologies, Inc., as maker, payable to Russell
          Auto Parts, or assigns, as holder.

  10.26* Bill of Sale dated April 12, 1999, from Basic Technologies, Inc., as seller, to Simpco, Inc., as buyer.

  10.27*  Equipment Lease Agreement dated April 15, 1999, between Rodney W.
          Simpson, as lessor, and Basic Technologies, Inc., as lessee.

  10.28* Promissory Note dated April 19, 1999, in the principal amount of $15,000.00 from Basic Technologies, Inc., as maker, payable to Clemons
          Motor Co., Inc., as holder.

  10.29* Bill of Sale dated April 19, 1999, from Basic Technologies, Inc., as seller, to Simpco, Inc., as buyer.

  10.30*  Promissory Note dated May 14, 1999, in the principal amount of $15,775 from Simpco, Inc., as maker, payable to Clemons Motor Co., Inc., as holder.
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


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
  10.31*  Promissory Note dated April 15, 1999, in the principal amount of
          $30,000 from Simpco, Inc., as maker, payable to Baldwin & Klein
          Corporation, as holder.

  10.32* Promissory Note dated June 30, 1999, in the principal amount of $68,000 from P & A Remediation, LLC., as maker, payable to Regal
          Operating Corporation, as holder.

  10.33* Promissory Note dated August 1, 1999, in the principal amount of $24,000 from P & A Remediation, LLC., as maker, payable to Regal
          Operating Corporation, as holder.

  10.34* Contract to purchase inventory and leasehold estate, dated October 15, 1999, by and between P & A Remediation, LLC., Simpco, Inc., as buyer, and Daniel C. Bohnsack, acting individually and as President of Pierce
          Pipe and Supply, Inc., as seller.

  10.35* Promissory Note dated November 4, 1999, in the principal amount of $100,000 from Basic Technologies, Inc., as maker, payable to Dennis
          Odom, as holder.

  10.36* Promissory Note dated November 17, 1999, in the principal amount of $18,300.00 from Basic Technologies, Inc., as maker, payable to Clemons
          Motor Co., Inc., as holder.

  10.37* Bill of Sale dated November 17, 1999, from Basic Technologies, Inc., as seller, to Simpco, Inc., as buyer.

  10.38* Acquisition and closing memorandum, dated November 30, 1999, by and between Basic Technologies, Inc., as buyer, and Cyber City Honolulu,
          Inc., as seller.

  10.39* Bill of Sale dated December 31, 1999, from Cyber City Honolulu, Inc., as seller, to Cyber Cities Technologies, Inc., as buyer.

  10.40*  Assignment of interests dated December 31, 1999, from Cyber City
          Honolulu, Inc., as assignor, to Cyber Cities Technologies, Inc., as assignee.

  10.41*  Short Form of Lease dated January 1, 2000, between Baldwin & Klein
          Corporation, as lessor, and P & A Remediation, LLC, as lessee.

  10.42*  State of Oklahoma Purchase Order to Simpco, Inc., dated 1/19/2000,
          $48,600.00 to plug 53 oil/gas wells under P.O. # T053381.

  10.43*  State of Oklahoma Purchase Order, to Simpco, Inc., dated 1/19/2000,
          $24,300.00 to plug 28 oil/gas wells under P.O. # T053389.

  10.44* Promissory Note dated March 7, 2000, in the principal amount of $20,000 from Basic Technologies, Inc., as maker, payable to Nina E.
          Angelo, as holder.

  10.45* Promissory Note dated April 5, 2000, in the principal amount of $30,000 from Basic Technologies, Inc., and P & A Remediation, LLC., as makers, payable to Edwin Dean, as holder.

  10.46* Promissory Note dated April 12, 2000, in the principal amount of $29,790.60 from Basic Technologies, Inc., and P & A Remediation, LLC., as makers, payable to Cynthia Rice Cleaver, Trustee, as holder.

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         *Filed herewith.